ARS




SEC MAIL PROCESSING
RECEIVED
JUL 23 2004
WASH, D.C.
179
SECTION

ION Networks, Inc.

P.E. 12/31/03


04038892


PROCESSED
JUL 26 2004
THOMSON FINANCIAL

Letter To Stockholders

Notice of Meeting and Proxy Statement for
2004 Annual Meeting of Stockholders

2003 Annual Report on Form 10-KSB


ION
NETWORKS

July 2004

Dear Shareholders,

As an introduction, my name is Norman Corn and I have been the Chief Executive Officer of ION Networks, Inc. since August 2003. Along with Patrick Delaney, the Chief Financial Officer, who joined ION a month later, we bring over sixty years of combined business experience to our Company. It is our goal to make a permanent change in the way ION conducts business and increase shareholder value. Our management team includes William Whitney, Chief Technology Officer and Henry Gold, Vice President of Product Marketing, each having a long history with ION and who will be valuable players in its ultimate success.

ION was in a very grave state upon our arrival. By last summer, ION had lost nearly $30 million in the prior three years and was faced with rapidly declining revenues. The workforce had been slashed, remaining employees had seen their salaries reduced and there was precious little cash on hand. Some customers were unhappy due to certain past management decisions that made it difficult to do business with ION. However, we observed that certain external indicators were tilting in favor of ION's potential for success. The telecommunications hardware market was showing signs of life for the first time in several years; while at the same time there was a growing demand for network and information security products. This growth in demand stems from a proliferation of corporate network management outsourcing programs and adoption of recent legislation, which requires stringent policies and procedures to protect privacy and secure networks and information. We also recognized the potential to leverage a company with a fine product line with strong margins, (although it needs to be freshened), no long-term debt and a customer list that would be the envy of any competitors.

Rapid response to the financial ills of our Company required that expenses be cut, inventories reduced and certain debts be negotiated to lower amounts. We have successfully cut expenses by relocating to our current location where a year's rent roughly approximates the monthly rental cost for the prior headquarters. We consolidated legal firms from four to one, replaced our expensive outside national accounting firm with a more reasonable regional one, slashed insurance costs and cut consulting fees, while reducing many other operating expenses. These changes were implemented while improving productivity and work quality. We have settled several large vendor debts and are actively pursuing several other settlements while managing the reduction of inventories to an appropriate level. In the spring of this year, ION contracted with its first new supplier in several years. The quality of their product is very high and our new supplier is the first major vendor to offer normal payment terms in quite a while.

The entire team then focused on clarifying ION's place in the market by undergoing an exhaustive planning process. The result, while still a work-in-progress, has been to focus our company on protecting networks and information from threats by "trusted insiders" by securing access to administrative interfaces rather than from perimeter attacks. The plan targets several key sectors including managed service providers, large enterprises and governmental agencies. In order to successfully address these markets, our company has replaced the former sales force with a new team and we are hopeful of future results.

Today, ION is in a far more stable condition than it was a year ago. While cash is still scarce, our balance sheet is solid and we recently secured our first line of credit in years. Our expenses are under control and with a modest growth in revenues, ION could achieve breakeven cash flow from operations for the first time in many years. Execution of our operational plan is on target with minor modifications and we are excited about transferring our products from ION's historical proprietary platform to a standards-based one, which should significantly improve market acceptance of our product line while lowering product costs. The platform change and the introduction of several new product offerings should occur by year-end. Both are reasons for optimism. In addition, there are significantly greater active opportunities and potential than ION has seen in the recent past.

While we are proud of our accomplishments over the last year, there is much still to be done. If you attend the annual meeting, the entire team would welcome the opportunity to introduce you to the new ION. I look forward to meeting you and answering your questions.

Regards,



Norman E. Corn
Chief Executive Officer
ION Networks, Inc.

ION NETWORKS, INC.
120 Corporate Boulevard
South Plainfield, NJ 07080

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON AUGUST 27, 2004

To the Stockholders of ION NETWORKS, INC.:

NOTICE IS HEREBY GIVEN that the 2004 Annual Meeting of Stockholders (the "Meeting") of ION Networks, Inc., a Delaware corporation ("ION" or the "Company"), will be held at the offices of the Company at 120 Corporate Boulevard, South Plainfield, New Jersey, on Friday, August 27, 2004, at 10:00 a.m., local time, to consider and act upon the following matters:

1. To elect a Board of two (2) directors to serve until the next annual meeting of stockholders and until their respective successors are duly elected and qualified;

2. To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice. Management is aware of no other business which will come before the Meeting.

The Board of Directors has fixed the close of business on July 12, 2004 as the record date for the determination of stockholders entitled to notice of and to vote at the Meeting or any adjournment or postponement thereof.

ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE MEETING. YOU ARE URGED TO SIGN, DATE AND OTHERWISE COMPLETE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING.

By Order of the Board of Directors,

Norman E. Corn, Chief Executive Officer
ION NETWORKS, INC.
South Plainfield, New Jersey
July 22, 2004

ION NETWORKS, INC.
120 Corporate Boulevard
South Plainfield, New Jersey 07080

PROXY STATEMENT

This Proxy Statement is furnished to the holders of common stock, par value $.001 per share (the "Common Stock") ION Networks, Inc., a Delaware corporation ("ION" or the "Company"), in connection with the solicitation by and on behalf of its Board of Directors ("Board of Directors" or the "Board") of proxies ("Proxy" or "Proxies") to be voted at the Annual Meeting of Stockholders of the Company to be held on Friday, August 27, 2004 (the "Meeting"), at 10 a.m., local time, at 120 Corporate Boulevard, South Plainfield, New Jersey and at any adjournment or postponement thereof.

A form of Proxy is enclosed for use at the Meeting. When such Proxy is properly executed and returned, the shares it represents will be voted at the Meeting in accordance with any instructions noted thereon. If no direction is indicated, all shares represented by valid Proxies received pursuant to this solicitation (and not revoked prior to exercise) will be voted **FOR** the election of the nominees for director named in this Proxy Statement, and in accordance with the judgment of the persons named in the Proxy as to such other matters as may properly come before the Meeting and any adjournment or postponement thereof.

It is important that your shares are represented at the Meeting, and, therefore, all stockholders are cordially invited to attend the Meeting. However, whether or not you plan to attend the Meeting, you are urged to, as promptly as possible, mark, sign, date and return the enclosed proxy card, which requires no postage if mailed in the United States in the enclosed pre-paid envelope. If you hold shares directly in your name and attend the Meeting, you may vote your shares in person, even if you previously submitted a proxy card. Your proxy may be revoked at any time before it is voted by submitting a written revocation or a proxy bearing a later date to Patrick Delaney, the Chief Financial Officer of the Company, at the address set forth above, or by attending the Meeting and electing to vote in person. Attending the Meeting will not, in and of itself, constitute revocation of a Proxy. If you hold your shares in "street name" you may revoke or change your vote by submitting new instructions to your broker or nominee.

The cost for soliciting Proxies on behalf of the Board of Directors will be borne by the Company. In addition to solicitation by mail, Proxies may be solicited in person or by telephone, facsimile, telecopier or cable by personnel of the Company who will not receive any additional compensation for such solicitation. The Company will reimburse brokers or other persons holding stock in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their Proxies. This Proxy Statement and the accompanying form of Proxy will be first mailed to stockholders on or about July 22, 2004.

Record Date and Quorum Requirements

The close of business on July 12, 2004 has been fixed as the record date (the "Record Date") for the determination of stockholders entitled to notice of and to vote at the Meeting. On that date there were 22,875,500 shares of Common Stock outstanding. Each outstanding share of Common Stock is entitled to one vote. The holders of a majority of the shares of Common Stock outstanding on the Record Date, present in person or by proxy, will constitute a quorum for the transaction of business at the Meeting and at any adjournment or postponement thereof. Votes withheld in the election of directors, and abstentions and broker non-votes with respect to any other proposal, will be deemed as present for purposes of determining a quorum at the Meeting.

ION's Annual Report on Form 10-KSB for the 2003 fiscal year (which is not part of the proxy soliciting material), which contains financial data and other information about the Company, is also enclosed herewith.

PROPOSAL #1
ELECTION OF DIRECTORS

At the Meeting, the stockholders will elect two (2) directors to serve until the next annual meeting of stockholders and until their respective successors are elected and qualified. Unless otherwise directed, the persons named in the Proxy intend to cast all Proxies received **FOR** the election of Messrs. Stephen M. Deixler and Frank S. Russo (the "Nominees") to serve as directors upon their nomination at the Meeting. The Company's bylaws provide that the number of directors consist of one or more, such number of directors to be fixed by the Board from time to time. The total number of directors of the Company is currently fixed at two. At the Meeting, two nominees will stand for election. Proxies cannot be voted for more than two nominees for director. Votes withheld in the election of directors and abstentions and broker non-votes, if any, will not be counted towards the election of any person as a director.

Each of the Nominees has consented to serve as a director if elected. Each of the Nominees currently serves as a director of the Company. In the event that any of the Nominees for director should become unavailable for election to the Board of Directors for any reason, the persons named in the Proxies will have discretionary authority to vote the Proxies for one or more alternative nominees who will be designated by the existing Board of Directors. Unless authority to vote for any director is withheld in a Proxy, each Proxy will be voted **FOR** each of the Nominees.

Information Concerning Director Nominees

Set forth below is certain information with respect to each director nominee:

STEPHEN M. DEIXLER has been Chairman of the Board of Directors since May 1982 and served as Chief Executive Officer of the Company from April 1996 to May 1997. He was President of the Company from May 1982 to June 1985 and served as Treasurer of the Company from its formation in 1982 until September 1993. During the period of March 2003 to September 2003, Mr. Deixler served as the interim Chief Financial Officer of the Company. He also serves as Chairman of the Board of Trilogy Leasing Co., LLC and as the President of Resource Planning Inc. Mr. Deixler was the Chairman of Princeton Credit Corporation until April 1995 and Chief Financial Officer of Multipoint Communications, LLC until November 2002.

FRANK RUSSO has served as a director of the Company since November 2000. Mr. Russo was with AT&T Corporation from September 1980 to September 2000 and most recently served as its Corporate Strategy and Business Development Vice President. While at AT&T Solutions, Mr. Russo held a number of other positions including that of General Manager, Network Management Services from which he helped architect and launch AT&T's entry into the global network outsourcing and professional services business. Mr. Russo retired from AT&T in 2000. Prior to joining AT&T, Mr. Russo was employed by IBM Corporation in a variety of system engineering, sales and sales management positions. Mr. Russo served on the Board of Directors of Oak Industries, Inc., a manufacturer of highly engineered components, from January 1999 to February 2000, and currently serves on the Board of Directors of Advance-com, a private e-commerce company headquartered in Boston, Massachusetts.

Directors and Executive Officers

The current directors and current executive officers of the Company, their ages and present positions with the Company are as follows:

Name	Age	Position Held with the Company
Norman E. Corn	58	Chief Executive Officer
Patrick E. Delaney	51	Chief Financial Officer
William Whitney	49	Chief Technology Officer and Vice President of Research and Development
Stephen M. Deixler	68	Chairman of the Board of Directors
Frank S. Russo	61	Director

Information Concerning Executive Officers

Set forth below is certain information with respect to each executive officer of the Company:

NORMAN E. CORN has served as Chief Executive Officer since August 15, 2003. Prior to joining ION, from 2000 until 2003, Mr. Corn was the Executive Vice President of Liquent, Inc., a Pennsylvania-based software company that provides electronic publishing solutions, focused on the life sciences industry. Mr. Corn has also served from 1994 to 2000 as CEO of TCG Software, Inc., an offshore software services organization providing custom development to large corporate enterprises in the United States. Mr. Corn has led other companies, including Axiom Systems Group, The Cobre Group, Inc., The Office Works, Inc. and Longview Results, Inc., having spent the early part of his career in sales, marketing and executive positions in AT&T and IBM.

PATRICK E. DELANEY has served as Chief Financial Officer since September 15, 2003. Prior to joining ION, from 2000 until 2003, Mr. Delaney was the President of Taracon, Inc. a privately owned independent consulting firm that provides management consulting for early and mid-stage technology and financial services companies. Mr. Delaney also served as Chief Financial Officer for two publicly traded telecommunications providers, Pointe Communications Corporation from 1993 to 2000 and Advanced Telecommunications Corporation from 1986 to 1993. Mr. Delaney has served other companies in executive capacities including RealCom Communications, Argo Communications and ACF Industries.

WILLIAM WHITNEY has served as Vice President of Research and Development since March 2002 and Chief Technology Officer since October 1, 2002. From April 2000 to February 2002, Mr. Whitney served as the Vice President of Development and Chief Technology Officer for Outercurve Technologies, a provider of wireless application development and deployment solutions. Previously, from May 1998 to March 2002, Mr. Whitney served as President of CTO Systems. Mr. Whitney was also with ION's predecessor company, Microframe Inc., in various capacities, from its inception in 1984 to 1997.

Involvement in Certain Legal Proceedings

The Chairman of the Board of Directors of the Company served as the Chief Financial Officer of Multipoint Communications, LLC, a provider of video conferencing equipment and services, until

November 2002. In January 2003, this company filed for voluntary Chapter 7 bankruptcy with the U.S. Bankruptcy Court for the District of New Jersey.

Board Meetings and Committees

During the Company's fiscal year ended December 31, 2003 there were ten meetings of the Board of Directors and the Board acted by unanimous written consent one time. Each of the members of the Board of Directors who is currently a director, attended all of the meetings of the Board of Directors during fiscal 2003. Each of Messrs. Deixler and Russo attended all meetings held by the committees on which each served. The Board of Directors has a separate audit committee, but does not have a separate nominating or compensation committee.

The Company's Audit Committee currently consists of Messrs. Stephen M. Deixler and Frank S. Russo. Mr. Russo is an independent director and Mr. Deixler is not an independent director, in each case as defined in Rule 4200(a)(15) of the NASD's listing standards. There is currently no member of the audit committee that qualifies as a "Financial Expert" under rules adopted pursuant to the Sarbanes-Oxley Act. The Board has determined that ION is not in the financial position to afford to obtain the services of a "Financial Expert" at this time. The function of the Audit Committee is to review and advise the Board of Directors of the Company with respect to matters concerning the financial condition and operations of the Company, to select independent auditors, to determine the scope of their engagement and their compensation, to review the effectiveness of the Company's internal accounting methods and procedures and to determine through discussions with the independent auditors whether any instructions or limitations have been placed upon them in connection with the scope of their audit or its implementation. The specific functions and responsibilities of the Audit Committee are set forth in a written charter of the Audit Committee, adopted by the Board of Directors and annexed hereto as Appendix A. The Audit Committee reviews and reassesses its Charter annually and recommends any changes to the Board of Directors for approval. A report of the Audit Committee appears under the caption "Audit Committee Report" below. During the fiscal year ended December 31, 2003, the Audit Committee held one meeting.

Since there are currently only two Board members, the Board believes it is appropriate not to have a separate nominating committee. Both current members of the Board participate in the consideration of director nominees. The Board nominates current members of the Board of Directors and it will consider nominees recommended by stockholders. Stockholders may forward the name, address and biographical information of a potential nominee to: c/o Board of Directors, ION Networks, Inc., 120 Corporate Boulevard, South Plainfield, NJ 07080, Attn: Patrick Delaney. A nominee to the Board of Directors must have such experience in business or financial matters as would make such nominee an asset to the Board of Directors. The Board of Directors will evaluate a potential nominee by personal interview, and/or any other method the Board deems appropriate, which may, but need not, include a questionnaire.

Audit Committee Report

The Audit Committee reviewed and discussed with management of the Company and with Marcum & Kliegman, LLP the independent auditors of the Company, the audited financial statements of the Company as of December 31, 2003 (the "Audited Financial Statements"). In addition, the Audit Committee discussed with Marcum & Kliegman, LLP the matters required by Codification of Statements on Auditing Standards No. 61, as amended by Statement on Auditing Standards No. 90.

The Audit Committee also received and reviewed the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, and has discussed with them their independence from the Company. The Audit Committee also discussed with management of the Company and the independent auditors such other matters and received such assurances from them as it deemed appropriate.

Management is responsible for the Company's internal controls and the financial reporting process. Marcum & Kliegman, LLP is responsible for performing an independent audit of the Company's financial statements in accordance with generally accepted auditing standards and issuing a report thereupon. The Audit Committee's responsibility is to monitor and oversee these processes.

Based on the foregoing review and discussions and a review of the report of the independent auditors with respect to the Audited Financial Statements, and relying thereon, the Audit Committee has recommended to the Company's Board of Directors the inclusion of the Company's Audited Financial Statements in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2003.

Audit Committee

Stephen M. Deixler
Frank S. Russo

Securityholder Communication Process

Stockholders may communicate directly with the Board of Directors by sending communications to the Board of Directors of Ion Networks, Inc., c/o of Ion Networks, Inc., 120 Corporate Boulevard, South Plainfield, New Jersey 07080. The Board does not have a policy regarding attendance by its members at annual meetings of stockholders. The Company did not have an annual meeting of stockholders in 2003. The 2002 annual meeting of stockholders was attended by both current members of the Board.

Compensation Of Directors

For the fiscal year ended December 31, 2003, directors received 5 year non-qualified stock option grants in the following amounts, all having an exercise price per share equal to the fair market value of a share of ION's common stock on the date of grant:

	Name	Number of Shares Subject to Options
Director Nominees:	Mr. Deixler	6,000
	Mr. Russo	4,500
Former Directors:	Mr. Halpern	6,000
	Mr. Curatolo	6,000
	Mr. Corrado	4,500
	Mr. Stark	1,500

There was no stock option grant compensation for any meetings subsequent to April 10, 2003. The Board intends to re-institute the previous compensation policy which calls for an annual grant of options for 10,000 shares and grants of options for 1,500 shares for attendance at board of directors meetings, as well as an additional annual grant of options for 1,500 shares for membership on individual committees of the board of directors.

Executive Compensation

The following table sets forth the compensation earned, whether paid or deferred, by the Company's Chief Executive Officer, its other four most highly compensated executive officers during the year ended December 31, 2003, and up to four additional individuals for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer at the end of the year ended December 31, 2003 (the "Named Executive Officers") for services rendered in all capacities to the Company.

Summary Compensation Table

		Annual Compensation			Long-term Compensation			
					Awards		Payouts	
Principal Position	Year Ending*	Salary($)	Bonus ($)	Other Annual Compen-sation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options (#)	LTIP Payouts ($)	All Other Compen-sation($)/(1)/
Current CEO and Executive Officers:								
Norman E. Corn/(9)/ Chief Executive Officer	12/31/2003	60,000	--	--	--	--	--	--
Patrick E. Delaney/(10)/ Chief Financial Officer	12/31/2003	35,323	--	--	--	--	--	--
William Whitney/(4)/	12/31/2003	117,692	--	--	--	--	--	--
Vice President &	12/31/2002	112,500	--	--	--	--	--	--
Chief Technology Officer	03/31/2002	9,135	--	--	--	100,000/(11)/	--	--
Former Executive Officers:								
Kam Saifi/(2)/	12/31/2003	163,570/(7)/	--	--	--	--	--	--
President & Chief	12/31/2002	273,300/(6)/	--	--	--	--	--	--
Executive Officer	03/31/2002	132,681	50,000	--	260,000/(12)/	--	--	1,398
Cameron Saifi/(3)/	12/31/2003	85,130	--	--	--	--	--	--
Executive Vice President	12/31/2002	139,500	--	--	--	--	--	--
President & Chief Operating Officer	03/31/2002	90,519	25,000	--	186,000/(13)/	--	--	1,641
Ted I. Kaminer/(5)/	12/31/2003	14,145	--	--	--	--	--	--
Vice President & Chief Financial Officer	12/31/2002	90,625	--	--	--	200,000/(8)/	--	--

---

*Please note that the 12/31/03 year end represents the twelve month period from 1/1/03 to 12/31/03 and the 12/31/02 year end represents the nine-month period from 4/1/02 to 12/31/02.

(1) Represents contribution of the Company under the Company's 401(k) Plan.

(2) Mr. K. Saifi joined the Company on 10/1/01. Pursuant to his employment agreement, he received an annualized base salary of $350,000 for the nine-months ended December 31, 2002. Mr. K. Saifi separated from the Company on July 7, 2003.

(3) Mr. C. Saifi joined the Company on 10/17/01. Pursuant to his employment agreement, he received an annualized base salary of $186,000. Mr. C. Saifi separated from the Company on July 7, 2003.

(4) Mr. Whitney joined the Company on 3/11/02. Pursuant to his employment agreement, he receives an annualized base salary of $150,000.

(5) Mr. Kaminer joined the Company on 5/20/02 and separated from the Company on 2/6/03.

(6) Includes $14,400 in auto allowance.

(7) Includes $7,200 in auto allowance.

(8) 25,000 shares vested on May 20, 2002. The remaining shares vest as follows: 43,000 on May 20, 2003, and 16,500 at the end of each three month period, commencing with the period ending August 20,2003 and ending with the period ending May 20, 2005

(9) Mr. N. Corn joined the Company on 08/15/03. Pursuant to his employment agreement, he received an annualized base salary of $180,000 for the fiscal year ended December 31, 2003.

(10) Mr. P. Delaney joined the Company on 09/15/03. Pursuant to his employment agreement, he received an annualized base salary of $120,000 for the fiscal year ended December 31, 2003.

(11) These shares vest as follows: 34,000 on March 11, 2003, and 8,250 at the end of each three month period, commencing with the period ending June 11, 2003, and ending with the period ending March 11, 2005.

(12) These shares vest as follows: 250,000 on October 4, 2001, 550,000 on September 30, 2002 and 150,000 at the end of each quarter, commencing with the quarter ended December 31, 2002, and ending with the quarter ending September 30, 2004, for a total of 2,000,000. Effective July 7, 2003, Mr. Kam Saifi ceased to be employed by the Company. On March 29, 2004 the Company and Mr. Kam Saifi exchanged general releases with respect to claims arising from his employment with the Company, and the Company repurchased 2,000,000 shares of the Company's Common Stock from Mr. Kam Saifi, in exchange for canceling $249,492.99 in principal and accrued interest due under promissory notes executed by Mr. Saifi in connection with the issuance of such shares.

(13) These shares vest as follows: 75,000 on October 17, 2001, 165,000 on September 30, 2002 and 45,000 at the end of each quarter, commencing with the quarter ended December 31, 2002, and ending with the quarter ending September 30, 2004, for a total of 600,000. Effective July 7, 2003, Mr. Cameron Saifi ceased to be employed by the Company. As of December 31, 2003, all 600,000 shares were vested, but are subject to a loan and pledge in favor of the Company. As of the date of this proxy statement, Mr. Cameron Saifi has not executed a separation agreement with the Company.

Option Grants for Year Ended December 31, 2003

During the year ended December 31, 2003 there were no option grants awarded to any employees.

Aggregated Option Exercises for Year Ended December 31, 2003
And Year Ended Option Values

The following table sets forth certain information concerning each exercise of stock options during year ended December 31, 2003 by each of the Named Executive Officers and the number and value of unexercised options held by each of the Named Executive Officers on December 31, 2003.

Name	Shares Acquired on Exercise (#)	Value Realized($)	Number of Securities Underlying Unexercised Options at FY-End(#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at FY-End($)/(1)/ Exercisable/Unexercisable
Current CEO and Executive Officers:				
Norman E. Corn	--	--	--	--
Patrick E. Delaney	--	--	--	--
William Whitney	--	--	58,750/41,250	--
Former Executive Officers:				
Kam Saifi	--	--	--	--
Cameron Saifi	--	--	--	--
Ted Kaminer	--	--	--	--

(1) The average price for the Common Stock as reported by the Nasdaq Bulletin Board on December 31, 2003, was $.04 per share. Value is calculated on the basis of the difference between the option exercise price and $.04 multiplied by the number of shares of Common Stock underlying the options. No value is designated since all option exercise prices exceed $.04 per share.

Equity Compensation Plan Information
As of December 31, 2003

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants, and rights	(b) Weighted-average exercise price of outstanding options warrants, and rights	(c) Number of securities remaining available for futures issuance under equity compensation plans (excluding securities reflecting in column (a))
Equity compensation plans approved by security holders	1,435,155	1.62	3,717,743
Equity compensation plans not approved by security holders	608,000	1.22	--
Total	2,043,155	1.53	3,717,743

Employment Contracts, Termination of Employment and Change of Control Arrangements

The Company entered into an employment agreement with Norman E. Corn dated August 15, 2003. Pursuant to the agreement, Mr. Corn is employed as Chief Executive Officer. Through December 31, 2003, Mr. Corn was paid a base salary at an annualized rate of $180,000, and his current annual base salary is $200,000. In addition, he receives a monthly car allowance of $900, plus reimbursement for additional life and disability insurances. On January 28, 2004, the Company awarded Mr. Corn options to purchase 1,550,000 shares of common stock, consisting of incentive stock options to purchase 800,000 shares of common stock, exercisable at $0.115 per share and non-incentive stock options to purchase 750,000 shares of common stock, exercisable at $0.07 per share. These options vested immediately. If the Company terminates Mr. Corn's employment no severance payment is contemplated by the contract. Mr. Corn's agreement has no fixed term and is terminable at will by either party.

The Company entered into an employment agreement with Patrick E. Delaney dated September 15, 2003. Pursuant to the agreement, Mr. Delaney is employed as Chief Financial Officer. Through December 31, 2003, Mr. Delaney was paid a base salary at an annualized rate of $120,000, and his current annual base salary is $170,000. In addition, he receives a monthly car allowance of $900, plus reimbursement for additional life and disability insurances. On January 28' 2004, the Company awarded Mr. Delaney options to purchase 1,050,000 shares of common stock consisting of incentive stock options to purchase 800,000 shares of common stock, exercisable at $0.115 per share and non-incentive stock options to purchase 250,000 shares of common stock, exercisable at $0.045 per share. These options vested immediately. If the Company terminates Mr. Delaney's employment no severance payment is contemplated by the contract. Mr. Delaney's agreement has no fixed term and is terminable at will by either party.

Effective July 7, 2003, Mr. Kam Saifi and Mr. Cameron Saifi ceased to be employed by the Company. On March 29, 2004 the Company and Mr. Kam Saifi exchanged general releases with respect to claims arising from his employment with the Company, and the Company repurchased 2,000,000 shares of the Company's Common Stock from Mr. Kam Saifi, in exchange for canceling $249,492.99 in principal and accrued interest due under promissory notes executed by Mr. Saifi in connection with the issuance of such shares.

Pursuant to his employment agreement, Mr. Cameron Saifi was granted restricted stock consisting of 600,000 shares of the Company's Common Stock at a price of $0.31 per share. As of December 31, 2003, all 600,000 shares were vested, but are subject to a loan and pledge in favor of the Company. As of the date of this proxy statement, Mr. Cameron Saifi has not executed a separation agreement with the Company.

The Company entered into an employment agreement with William Whitney dated March 11, 2002. Pursuant to the agreement, Mr. Whitney receives a base salary at an annual rate of $150,000. Pursuant to the agreement, Mr. Whitney was granted stock options to purchase 100,000 shares of the Company's common stock at a price of $0.70 per share. These options vest as follows: 34,000 vested on March 11, 2003, and 8,250 vest at the end of each three month period, commencing with the period ending June 11, 2003, and ending with the period ending March 11, 2005. In the event of a change in control event (as described in the employment agreement) all options will become immediately vested.

The Company entered into an employment agreement with Ted Kaminer dated May 20, 2002. Pursuant to the agreement, Mr. Kaminer was to serve as Chief Financial Officer and Vice President commencing May 20, 2002 and continuing until June 30, 2005 unless earlier terminated as provided in the agreement. On February 6, 2003, Mr. Kaminer voluntarily separated employment from the Company and, as a result, no severance was paid to him.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of July 12, 2004 by each person (or group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) known by the Company to own beneficially 5% percent or more of the Company's Common Stock, and by the Company's directors and named executive officers, both individually and as a group.

As used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within sixty days from July 12, 2004 through the exercise of any option, warrant or right. Shares of Common Stock subject to options, warrants or rights (including conversion from Preferred Stock) which are currently exercisable or exercisable within sixty days are deemed outstanding for computing the ownership percentage of the person holding such options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 22,875,500 shares of Common Stock and 166,835 shares of Preferred Stock outstanding as of July 12, 2004.

	Common Stock	Percent of Class
Current, Directors, CEO and Executive Officers:		
Norman E. Corn (9)	1,565,000/(7)/	6.4%
Patrick E. Delaney (9)	1,050,000/(8)/	4.4%
Stephen M. Deixler (9)	1,457,772/(1)/	6.3%
Frank Russo (9)	361,280/(2)/	1.6%
William Whitney (9)	168,704(5)	*
Former Executive Officers:		
Kam Saifi 2041 Winding Brook Way Westfield, NJ 07090	308,890/(3)/	1.4%
Cameron Saifi 1407 Deer Path Mountainside, NJ 07092	685,000/(4)/	3.0%
5% or more beneficial owners:		
AWM Investment Company 153 East 53rd Street, 55th Floor New York, NY 10022	2,731,000/(6)/	11.4%
Directors and Executive Officers as a group 5 persons	4,602,756	17.7%

(1) Does not include 220,000 shares of Common Stock owned by Mr. Deixler's wife, mother, children and grandchildren as to which shares Mr. Deixler disclaims beneficial ownership. Includes 480,560 shares of Common Stock subject to conversion from 48,056 shares of Preferred Stock and 382,500 shares of Common Stock subject to options.

(2) Includes 277,780 shares of Common Stock subject to conversion from 27,778 shares of Preferred Stock and 83,500 shares of Common Stock subject to options.

(3) Includes 138,890 shares of Common Stock subject to conversion from 13,889 shares of Preferred Stock.

(4) Includes 85,000 shares of Common Stock subject to conversion from 8,500 shares of Preferred Stock.

(5) Includes 38,890 shares of Common Stock subject to conversion from 3,889 shares of Preferred Stock and 67,000 shares of Common Stock subject to options.

(6) Based on American Stock and Transfer & Trust list of shareholders dated July 12, 2004 plus warrants to purchase 1,120,000 shares of common stock.

(7) Includes 15,000 shares of Common Stock and 1,550,000 shares of Common Stock subject to options.

(8) Consists of 1,050,000 shares of Common Stock subject to options.

(9) The address of each such person is c/o the Company, 120 Corporate Blvd., S. Plainfield, New Jersey 07080.

*Indicates ownership of Common Stock of less than one (1%) percent of the total issued and outstanding Common Stock.

Certain Relationships And Related Transactions

The Company entered into a definitive Sublease Agreement with Multipoint Communications, LLC (the "Tenant") on April 17, 2002 to sublease approximately 5,400 square feet of its Piscataway, NJ facility for a period of 24 months. The rental rate and the other material terms of the lease with Multipoint Communications, LLC ("Multipoint") were negotiated through a real estate broker and separate attorneys representing each party. The rental rate was established by prorating the amount of space leased by Multipoint by the current rent paid by the Company to its landlord. Given the current real estate market condition in the area, the Company believes that the terms of the lease with Multipoint are comparable to terms of leases that might have been obtained from a non-affiliate. The rent will be $5,200 per month for the first nine months and $10,400 per month for the last fifteen months, but with a 100% abatement for the first three months. As part of the rental payment the Tenant was to issue shares totaling the value of $77,400, which were to be based on the per share price of the Tenant's common stock as priced in the first round of institutional financing (the "Financing") which were to have closed on or before June 30, 2002. These shares were to have had the registration rights as other shares issued in the Financing. Since the Financing did not close on or before June 30, 2002, the Tenant owes the Company additional rent in the amount of $4,300 per month commencing on July 1, 2002. The Chairman of the Board of Directors of the Company served as the Chief Financial Officer of the Tenant until November 2002. On or about January 16, 2003, the Tenant filed for voluntary Ch. 7 bankruptcy with the U.S. Bankruptcy Court for the District of New Jersey. As a result, the Company wrote off an amount of $122,550 which is included in selling, general and administrative expenses.

Effective October 2001, the Company approved and granted 2,600,000 shares of restricted stock to two executives: Messrs. Kam Saifi (2,000,000 shares at $0.13 per share), and Cameron Saifi, (600,000 shares at $0.31 per share) at fair value. These restricted shares were subject to a repurchase right which permitted the Company to repurchase any shares which have not yet vested at the effective date of termination of the officers' employment, as defined in their employment agreements, for an amount equal to the purchase price per share paid by the officers. The Company received a series of partial recourse interest bearing (5.46% on an annual basis) promissory notes for the value of the shares to be repaid by the officers. Effective July 7, 2003, Mr. Kam Saifi and Mr. Cameron Saifi ceased to be employed by the Company. On March 29, 2004 the Company and Mr. Kam Saifi exchanged general releases with respect to claims arising from his employment with the Company, and the Company repurchased 2,000,000 shares of the Company's Common Stock from Mr. Kam Saifi, in exchange for canceling $249,492.99 in principal and accrued interest due under promissory notes executed by Mr. Saifi in connection with the issuance of such shares. As of December 31, 2003, Mr. Cameron Saifi owed approximately $208,526 (including approximately $23,126 of interest) for 600,000 Restricted Shares. As of December 31, 2003, all 600,000 shares were vested, but are subject to a loan and pledge in favor of the Company. No separation agreement has been executed with Cameron Saifi.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors, executive officers and persons who own more than 10% of the

Company's Common Stock (collectively, "Reporting Persons") to file reports of ownership and changes in ownership of the Company's Common Stock with the Securities and Exchange Commission. Copies of these reports are also required to be delivered to the Company.

The Company believes, based solely on its review of copies of such reports received or written representations from certain Reporting Persons, that during the Company's 2003 fiscal year Messrs. Deixler and Russo failed to file various Forms 4s and 5s with respect to the reporting of various stock options granted to them and Messrs. Corn and Delaney failed to file Forms 3s with respect to becoming executive officers of the Company in August and September 2003, respectively. Messrs. Corn and Delaney have since reported their respective holdings on a Form 5.

Code Of Ethics

The Company has a Code of Ethics in place for all of its employees. A copy of the Company's Code of Ethics will be provided free of charge, upon written request of ION Networks, Inc. 120 Corporate Blvd., South Plainfield, NJ 07080.

Required Vote

Directors are elected by a plurality of the votes of the shares present by in person or represented by proxy at the Meeting and entitled to vote on the election of directors. Votes withheld in the election of directors and abstentions or broker non-votes, if any, will be deemed as present for the purposes of determining the presence of a quorum at the Meeting, but will not be counted towards the election of any person as a director. Brokers who hold shares of common stock as nominees will have discretionary authority to vote such shares if they have not received voting instructions from the beneficial owner by the tenth day before the Meeting, provided that this proxy statement has been transmitted to the beneficial holder at least 15 days prior to the Meeting. In the event that any of the nominees should become unavailable before the Meeting, it is intended that shares represented by the enclosed proxy will be voted for such substitute nominee as may be nominated by the current Board of Directors.

THE BOARD OF DIRECTORS HAS UNANIMOUSLY RECOMMENDED A VOTE IN FAVOR OF EACH NOMINEE NAMED IN THE PROXY.

Other Matters

Management of ION knows of no other business to be presented at the meeting, but if other matters do properly come before the meeting, unless otherwise instructed, it is intended that the persons named in the proxy will vote shares according to their best judgment.

A list of stockholders entitled to be present and vote at the annual meeting will be available for inspection by stockholders at the Company's corporate office located at 120 Corporate Boulevard, South Plainfield, NJ 07080 for at least ten days prior to the date of, and will be available at, the annual meeting.

The Annual Report of the Company on Form 10-KSB for 2003 (which is not part of the proxy soliciting material) is also enclosed herein. **Exhibits to the Form 10-KSB will be furnished without charge to any stockholder so requesting by writing to Ion Networks, Inc., 120 Corporate Boulevard, South Plainfield, NJ 07080, Attn: Secretary.**

Stockholder Proposals

Under SEC regulations, stockholder proposals intended to be presented at the Company's annual meeting of shareholders to be held in 2005 and to be included in the Company's proxy statement relating to that meeting must be received by the Company not later than March 22, 2005. Such proposals relating to possible director nominees and all other proposals should be addressed to the Company's Board of Directors, in each case at ION Networks, Inc., 120 Corporate Boulevard, South Plainfield, New Jersey 07080, Attn: Patrick Delaney, Chief Financial Officer. Under SEC regulations, notices of shareholder proposals submitted outside the processes of Rule 14a-8 of the Securities Exchange Act of 1934 (relating to proposals to be presented at the meeting but not to be included in the Company's proxy statement and form of proxy), will be considered untimely, and thus the Company's proxy may confer discretionary voting authority on the persons named in the proxy with regard to such proposals, if received after June 7, 2005.

Independent Auditors

The firm of Marcum & Kliegman, LLP was appointed to serve as ION's independent auditors for the fiscal year ending December 31, 2004. Representatives of Marcum & Kliegman LLP are expected to be present at the annual meeting to respond to appropriate questions and will have an opportunity to make a statement if they so desire.

Stockholders are not being asked to ratify the appointment of auditors for the year ending December 31, 2004.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

On November 3, 2003 the Company filed an 8-K/A announcing Deloitte & Touche, LLP's declination to be reappointed as the Company's independent public accountants. The Company's agreement not to continue Deloitte & Touche, LLP's engagement as the principal accountants was approved by the Board of Directors.

During the nine month period ended December 31, 2002 and the fiscal year ended March 31, 2002 and the subsequent interim period through October 6, 2003, there were no disagreements with Deloitte & Touche, LLP regarding any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte & Touche, LLP, would have caused Deloitte & Touche, LLP to make reference to the subject matter of the disagreement in their report on the financial statements for such years. For the nine month period ended December 31, 2002 and for the year ended March 31, 2002, Deloitte & Touche, LLP's opinion on its audited report expressed doubt about the Company's ability to continue as a going concern.

The Company requested that Deloitte & Touche, LLP furnish it with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. The letter, dated October 31, 2003 has been filed as Exhibit 16.1 to the Company's Form 8-K/A filed on November 3, 2003.

On November 3, 2003 the Company filed an 8-K/A announcing the appointment of Marcum and Kliegman, LLC as the Company's independent public accountants for the year ended December 31, 2003, effective as of October 7, 2003. Prior to its appointment, the Company did not consult with Marcum and Kliegman, LLC regarding matters or events set forth in Items 304(a)(2)(i) and (ii) of Regulation S-B of the Securities Exchange Act of 1934. The Audit Committee of the Board of Directors approved the appointment of Marcum and Kliegman, LLC as the Company's independent public accountants for the year ended December 31, 2003.

Principal Accountant Fees and Services

	Year Ended December 31, 2003	Year Ended December 31, 2002
Audit Fees	$116,870	$73,657
Audit Related Fees	0	0
Tax Fees	$15,000	$30,000
All Other Fees	0	0

Audit Committee Pre-Approval Policies

The Audit Committee has adopted a procedure under which all audit and non-audit fees charged by its independent auditors must be pre-approved by the Audit Committee.

APPENDIX A

AMENDED AND RESTATED CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF ION NETWORKS, INC.

I. PURPOSE

The primary function of the Audit Committee is to assist the Board of Directors (the "Board") of Ion Networks, Inc. (the "Corporation") in fulfilling its oversight responsibilities by reviewing (i) the financial reports and other financial information provided by the Corporation to any governmental body or the public; (ii) the Corporation's systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established or may establish; (iii) and the Corporation's auditing, accounting and financial reporting processes generally. Consistent with this function, the Audit Committee should encourage continuous improvement of, and should foster adherence to, the Corporation's policies, procedures and practices at all levels. The Audit Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Corporation's financial reporting process and internal control system.
- Review and appraise the audit efforts of the Corporation's independent auditors.
- Provide an open avenue of communication among the independent auditors, financial and senior management and the Board.

The Audit Committee will fulfill these responsibilities by carrying out the activities enumerated in Section IV of this Charter and such other activities consistent with this Charter as may from time to time be necessary or appropriate.

II. COMPOSITION OF THE AUDIT COMMITTEE

The Audit Committee shall be comprised of one or more members of the Board as determined by the Board, at least one of whom shall be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee. All members of the Audit Committee must be able to read and understand fundamental financial statements, including a balance sheet, income statement and cash flow statement or will become able to do so within a reasonable period of time after his or her appointment to the Audit Committee.

The members of the Audit Committee shall be appointed by the Board and shall serve at the pleasure of the Board for such term as the Board may decide or until such committee member is no longer a member of the Board.

III. MEETINGS

The Audit Committee shall meet from time to time as called by its members or as requested by the independent auditors. The Audit Committee may ask members of management or others to attend meetings of the Audit Committee and provide pertinent information as necessary. As part of its responsibility to foster open communication, the Audit Committee shall meet at least annually with management and the independent auditors in separate executive sessions to discuss any matters that the Audit Committee or any of these groups believe should be discussed privately. In addition, the Audit Committee shall discuss with management the Corporation's quarterly financial statements consistent with Section IV.3. below. A majority of the number of Audit Committee members shall constitute a quorum for conducting business as a meeting of the Audit Committee. The act of a majority of Audit Committee members present at an Audit Committee meeting at which a quorum is in attendance shall be the act of the Audit Committee, unless a greater number is required by law, the Corporation's certificate of incorporation or bylaws, or this charter. The Audit Committee may maintain minutes or other records of meetings and activities of the Audit Committee.

IV. RESPONSIBILITIES AND DUTIES

The duties of the Audit Committee shall include the following:

Documents/Reports Review

Review this Charter periodically, at least annually, and update this Charter as conditions dictate.

Review, prior to its filing or prior to its release, as the case may be, the Corporation's Form 10-K or 10-KSB and annual report to stockholders, and review and consider the matters required to be discussed by Statement of Auditing Standard ("SAS") No. 61, 93 amended.

Review the Corporation's Form 10-Q or 10-QSB prior to its filing, and review and consider the matters required to be discussed by SAS No. 61, as amended.

Review and discuss with the independent auditors the reports required by Section 204 of the Sarbanes-Oxley Act of 2002.

Review such other reports or other financial information submitted to the Securities and Exchange Commission or the public as the Audit Committee shall deem appropriate.

Independent Auditors

Appoint, retain, terminate and determine the compensation and oversee the work of the independent auditors, pre-approve all audit services and any non-audit services to be provided by the Independent auditors. On an annual basis, the Audit Committee should review and discuss with the auditors all significant relationships which affect the auditors' independence and should receive the written statement from the independent auditors required by Independence Standards Board Standard No. 1, as amended, modified or supplemented from time to time.

Recommend to the Board the advisability of having the independent auditors make specified studies and reports as to auditing matters, accounting procedures, tax or other matters.

Review the performance of the independent auditors and discuss with the Board of Directors any proposed discharge of the independent auditors when circumstances warrant, and recommend for or against any such discharge.

Periodically consult with the independent auditors out of the presence of management about internal controls and the completeness and accuracy of the Corporation's financial statements.

Financial Reporting Processes

Consider the independent auditors' judgments about the quality and appropriateness of the Corporation's accounting principles as applied in its financial reporting.

Consider and approve, if appropriate, major changes to the Corporation's auditing and accounting principles and practices as suggested by the independent auditors or management.

Process Improvement

Establish regular and separate channels of reporting to the Audit Committee by each of management and the independent auditors regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

Following completion of the annual audit, review separately with each of management and the independent auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

Review any significant disagreement among management and the independent auditors in connection with the preparation of any of the Corporation's financial statements.

Review with the independent auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented.

Legal Compliance

Consult, with the Corporation's counsel, concerning legal compliance matters including corporate securities trading policies.

Consult with the Corporation's counsel, as to any legal matter that could have a significant impact on the Corporation's financial statements.

Other Responsibilities

Perform any other activities consistent with this Charter, and the Corporation's Certificate of Incorporation, By-laws and governing law, as the Audit Committee or the Board deems necessary or appropriate.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

|X| ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

|_| TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________.

Commission File No.: 0-13117

ION NETWORKS, INC.
(Name of Small Business Issuer in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**22-2413505** (IRS Employer Identification Number)
120 Corporate Blvd., S. Plainfield, NJ (Address of Principal Executive Offices)	**07080** (Zip Code)

(908) 546-3900
(Issuer's telephone number, including area code)

Securities registered under Section 12(b) of the Exchange Act:

Title of Each Class	Name of Each Exchange On Which Registered
None	**None**

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, $.001 par value
(Title of Class)

Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No ______

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. |_|

The issuer's revenues for its most recent twelve-month ended December 31, 2003 totaled $ 3,342,620

The aggregate market value of voting stock held by non-affiliates, based on the closing price of the Common Stock, par value $0.001 (the "Common Stock") on March 25, 2004 of $0.11, as reported on the OTC Bulletin Board was approximately $2,237,760.14. Shares of Common Stock held by each officer and director and by each person who owns 5% or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for any other purpose.

There were 24,875,500 shares of Common Stock outstanding as of March 15, 2004.

DOCUMENTS INCORPORATED BY REFERENCE: None

Transitional Small Business Disclosure Format (check one):

Yes ______ No X

A number of statements contained in this report are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the applicable statements. These statements include, but are not limited to, statements regarding the Company's ability to gain further market recognition and the Company's cost reduction efforts. These risks and uncertainties include, but are not limited to, uncertainty as to the acceptance of the Company's products; risks related to technological factors; potential manufacturing difficulties; uncertainty of product development; uncertainty of obtaining or maintaining adequate financing; dependence on third parties; dependence on key personnel and changes in the Company's sales force and management; the risks associated with the expansion of the Company's sales channels; competition; a limited customer base; risk of system failure, security risks and liability risks; risk of requirements to comply with government regulations; vulnerability to rapid industry change and technological obsolescence; and general economic conditions. In some cases, you can identify forward-looking statements by our use of words such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative or other variations of these words, or other comparable words or phrases. Unless otherwise required by applicable securities laws, the Company assumes no obligation to update any such forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements.

PART I

Item 1: Description of Business

Overview

ION Networks, Inc ("ION" or the "Company") designs, develops, manufactures and sells network and information security and management products to corporations, service providers and government agencies. The Company's hardware and software products are designed to form a secure auditable portal to protect IT and network infrastructure from internal and external security threats. ION's network and information security solution operates in the IP, data center, telecommunications and transport, and telephony environments and is sold by a direct sales force and indirect channel partners mainly throughout North America and Europe.

As organizations become more interconnected and dependent on networks such as the Internet, they are increasingly being exposed to a widening range of cyber-threats. These attacks occur despite the wide spread deployment of information security technologies, suggesting that it is not sufficient to only protect the electronic perimeter of an organization. With the most damaging security breaches increasingly appearing within the boundaries of organizations, network and information security has become one of the newest components of electronic security strategies. Network and information security focuses on protecting the critical infrastructure devices that support the transfer, storage, and processing of business applications and information. Network and information security also provides a method by which the tools used to manage these devices, and the administrators who keep these devices running smoothly, are protected against the threat of attack from the outside.

The ION Secure /TM/ product suite provides ION customers with secure access, authentication, authorization, audit and administrative functions that we believe form a highly scalable, robust, reliable, easy-to-use and cost-effective comprehensive network and information security solution. ION Secure solutions include ION Secure PRIISMS centralized management software; 2000, 3000 and 5000 Series security appliances and ION Secure Soft Tokens. These solutions are based on ION proprietary software and hardware developed and maintained by the Company. ION network and information security solutions use the same single-purpose embedded ION Secure Operating System (ISOS) software on all security appliance models, with the goal of simplifying the management of thousands of IT and telecommunications infrastructure devices such as servers, routers, LAN switches, PBXs, messaging systems and multiplexers. ION solutions are designed to enable administrators to securely configure, troubleshoot and manage geographically dispersed infrastructure devices from central operations centers, reducing costly on-site visits, service disruptions and skilled personnel requirements. ION network and information security solutions can be used in a variety of networks including TCP/IP-data, PBX-telephony, telecommunications and data centers ranging in size from one to thousands of infrastructure devices. ION solutions are designed to be fully compatible with information security solutions offered by, among others, Cisco, Check Point and Nortel Networks.

In addition to hardware/software products the Company offers an array of repair and maintenance programs. Services revenue is typically generated from integration and maintenance services in conjunction with the sale of ION solutions.

ION's network and information security solutions are distributed via three distinct channels: (i) a direct sales force, (ii) indirect channels, such as Value Added Resellers (VARs) and (iii) Original Equipment Manufacturers (OEMs). In addition to these distribution channels, the Company further segments its markets to (i) enterprises, (ii) service providers, and (iii) governmental agencies. Each market segment has unique characteristics and provides significant opportunities to grow the Company's business in the future.

ION Networks, Inc. is a Delaware corporation founded in 1999 through the combination of two companies, MicroFrame, Inc. (originally founded in 1982), a New Jersey corporation and SolCom Systems Limited (originally founded in 1994), a Scottish corporation located in Livingston, Scotland. In 1999, the Company expanded its technology base through the purchase of certain assets of LeeMAH DataCom Security Corporation. References in this document to "we," "our," "us," and "the Company" refer to ION Networks, Inc. Our principal executive offices are located at 120 Corporate Blvd. South Plainfield, New Jersey 07080, and our telephone number is (908) 546-3900.

Industry Background

Pervasive Use of Corporate Security to Protect Employees and Business Assets

ION believes that a key factor to the long-term success and competitive advantage of any business is its ability to protect its people and assets from all types of security threats. Many businesses have implemented some type of corporate security strategy that physically protects employees and business assets from outsiders who may seek to harm individuals, steal proprietary information, or disrupt the operations of an organization.

Wide Acceptance of Information Security to Protect Business Applications and Information

As organizations become more interconnected and dependent on networks such as the Internet, they are increasingly being exposed to a widening range of cyber-threats -- threats that we believe transcend the need for physical access in order to cause damage to a business. To counter potential cyber-threats, organizations are seeking to secure corporate user access, business applications and information with information security strategies designed to protect the electronic doorways into an organization. Increasingly, businesses are deploying information security solutions that protect against outsiders -- people such as hackers without any legitimate access -- through the use of security tokens for user authentication, intrusion detection systems to identify attackers and firewalls to restrict remote access to corporate networks and systems.

Growing Impact of Insider Security Threats

While outsider threats present a significant challenge to organizations, the Computer Security Institute and the Federal Bureau of Investigation have reported that outsiders account for fewer than half of the reported information security incidents in the United States, although the number of such incidents continues to rise. These reports estimated the average cost of a successful attack by outsiders to be $56,000. By contrast, the average cost of a malicious act by insiders was estimated to be $2.7 million. Interestingly, these attacks occurred despite the wide spread deployment of firewalls, intrusion detection systems and anti-virus software, suggesting that simply protecting the electronic perimeter of an organization has not slowed the pace of real losses from security threats.

Increasing Need to Protect the "Electronic Interior" of Businesses -- Network and Information Security

We continue to believe that there is a growing trend of outsourcing IT professionals for services that are not core to a business, thereby creating an ever-changing climate where organizations know less and less about the backgrounds and intentions of their IT administrators. Therefore, organizations are increasingly exposed to potentially significant financial and productivity losses unless the most empowered users with access to administrative functions are adequately restricted and monitored. Information security strategies cannot be effective unless administrative services are protected through the implementation of infrastructure security strategies that safeguard infrastructure devices such as servers, routers, LAN switches, PBXs, messaging systems and multiplexers.

We believe that many of today's most damaging security threats are appearing within the boundaries of organizations, forcing organizations to extend their security protection inward from the perimeter. Network Information Security, focuses on protecting the critical infrastructure devices that support the transfer, storage, and processing of business applications and information.

The ION Networks Solution

The ION network and information security solution consists of ION Secure PRIISMS software and ION Secure 2000, 3000 and 5000 series appliances for centralized security policy management and distributed security policy enforcement. Together, the PRIISMS single sign-on portal and the security appliances form a secure management system to critical infrastructure devices. ION solutions also provide a variety of management features for improving administrator productivity and mediating alarms from these infrastructure devices. ION Secure 2000, 3000 and 5000 series security appliances also support management of discrete alarms for the physical environment surrounding infrastructure devices such as doors, lighting, air conditioners or diesel generators and monitoring environmental conditions including temperature, humidity, fire and water conditions.

The ION Secure Product Suite is Intended to Provide our Customers with the following Key Benefits:

A Complete Network and information security Solution. We believe ION offers one of the most complete, commercially available solutions in our industry for securely managing infrastructure devices. We have taken a broad approach to network and information security and developed a product suite that protects administrative interfaces with one unified solution by providing secure:

- Access -- ION solutions are designed so that administrators can only gain access to infrastructure devices through the network connectivity provided by ION Secure PRIISMS software and ION Secure 2000, 3000 and 5000 series security appliances that together form a secure and auditable environment. PRIISMS provides a single point of entry into the environment for administrators utilizing Secure Shell (SSH), Point-to-Point Tunneling Protocol (PPTP) and Telnet. Access to PRIISMS is only granted based on strong multi-factor authentication of administrators. PRIISMS servers are typically collocated in Network Operations Centers along with enterprise management and operational support systems. ION Secure 2000, 3000 and/or 5000 series security appliances are deployed throughout an organization's network to protect against unauthorized access to infrastructure devices. ION Secure PRIISMS software and ION Secure 2000, 3000 and 5000 series security appliances provide infrastructure access protection by forcing all administrative traffic through a secure management network using one or both of the following methods: (i) 'Inband' meaning TCP/IP based Virtual Private Networks (IP-VPNs) with dynamic firewall capabilities and encrypted IPSec tunnels and (ii) 'Out-of-band' meaning via Virtual Private Dial-up Networks (VPDNs) or over public switched telephone networks.

- Authentication -- ION network and information security solutions combine strong multi-factor authentication with "single sign-on" to the secure management environment. Administrative sessions require the use of ION Soft Tokens that use two-factor authentication. PRIISMS provides a single sign-on portal for all administrative applications. Single sign-on means that administrators need only log into PRIISMS once to easily gain secure access to the infrastructure devices they are tasked with managing. ION 2000, 3000 and 5000 series security appliances support the same strong authentication mechanisms as PRIISMS. Whether connecting in or out-of-band, multi-factor authentication is required for administrators to communicate with every ION security appliance. Private key management services are integrated into ION network and information security solutions in order to ease deployment of PRIISMS and security appliances.

- Authorization -- ION network and information security solutions provide extensive security policy management capabilities for controlling administrator actions. Policies are centrally managed via ION Secure PRIISMS software at the user or group level with distributed policy enforcement handled by the 2000, 3000 and 5000 Series security appliances. ION Secure PRIISMS multi-level authorization restricts administrator access to specific infrastructure devices, as well as prohibits the issuing of specific commands. Multi-level authorization services are intended to provide tight control over the specific commands that can be issued by administrators via command filtering.

- Audit -- ION Secure PRIISMS software and 2000, 3000 and 5000 series security appliances are designed to maintain detailed audit trails on administrator activities, infrastructure devices and security appliance health. ION security appliances maintain extensive logs on administrative sessions including administrator authentication success, failure and connection histories. The entire history of each administrative session can be captured down to the characters entered by an administrator. Command filters can be utilized to restrict which commands an administrator may enter to control an infrastructure device. ION security appliance logs are protected from tampering and can maintain the history of administrative sessions.

- Administration -- ION Secure PRIISMS software provides directory services for assigning authentication methods and privileges to users and groups and the logical partitioning of authorized infrastructure device views. Once authenticated into PRIISMS, administrators can only see and manage assigned infrastructure devices. In addition, centralized management of ION security appliances via PRIISMS simplifies the installation, configuration and upgrade of the ION Secure Operating System (ISOS) on remote ION security appliances. The ION Secure 2000, 3000 and 5000 Series appliances provide a wide range of site management services such as alarm mediation, remote diagnostics, and task automation. In addition, messages from non-standard managed infrastructure devices can be converted to Simple Network Management Protocol (SNMP) traps and sent to PRIISMS for centralized viewing and forwarding to third party enterprise management and operational support systems. Network and port-level diagnostic utilities can also be used by administrators to remotely troubleshoot infrastructure devices. The automation of administrative tasks can be implemented both in PRIISMS and ION Secure appliances. Action triggers can be set for automating common tasks such as event notification via SNMP trap, pager or e-mail, the power recycling of infrastructure devices, or the uploading of logs from ION security appliances. ION security appliances also provide a native scripting (computer programming) language and task scheduler that can run these scripts based on an alarm, date or time for custom automation requirements.

Low Total Cost of Ownership. The ION solution is designed to minimize the purchase, installation and maintenance costs of Network Information Security. The list prices for our network and information security appliances currently begin at $1,250 and scale up with products and features that address a wide array of customer requirements. Many studies have shown that the complex systems integration of multiple security products is a significant component of the total cost of implementing security solutions. We believe that our cost-effective, integrated solution, consisting of easy-to-manage security appliances and management software, enables customers to avoid the expense of costly systems integration that may otherwise be required to implement and maintain an effective network and information security solution.

Rapid Return on Investment. ION solutions help protect against the growing threat of security breaches that can result in among other losses, significant financial losses and legal liabilities, lost productivity, poor network availability, brand defamation, and theft of proprietary information. ION solutions enable customers to centrally perform administrative functions that otherwise may require a dispatch of an administrator to a remote location. Fewer service calls reduce the need for having costly technical personnel on staff.

Ease of Installation and Use. The ION Secure product family delivers 'plug-and-protect' appliances designed for easy installation and use. Installation involves simply connecting an ION security appliance to the network, and providing nothing more than a network address. Appliances can be remotely configured through ION PRIISMS centralized management software, including software upgrades and configuration of new software features.

ION Networks Products and Services

ION Networks provides a complete network and information security solution that includes secure access, authentication, authorization, audit and administration functions that form a secure management environment for managing infrastructure devices. The ION Secure network and information security solution is based on centralized security policy management and distributed security policy enforcement. It consists of centralized ION Secure PRIISMS software and distributed ION Secure 2000, 3000 and 5000 series security appliances forming a secure management network. We also provide training, consulting and support services to our customers and distribution partners.

ION Secure PRIISMS Management Portal.

Through its web-based user interface, PRIISMS provides connectivity to a wide-range of managed endpoints from a plethora of vendors and platforms. This scalable portal application enables authenticated administrators to configure, troubleshoot and manage geographically dispersed critical infrastructure devices from central operations centers within a secure environment. PRIISMS also provides centralized, 24x7 surveillance and provisioning across the entire suite of ION Secure 2000, 3000 and 5000 security appliances.

Key features include:

- Single Sign-on: Additional security is often thought of as an incremental step or process that ensures the validity of a user or process. PRIISMS however simplifies this process by requiring only a single authentication procedure to take place before presenting the user with a list of endpoints he or she is authorized to access. Username, password and authentication procedures are handled by PRIISMS. Administrators can securely log into PRIISMS once instead of logging into each individual appliance, expediting any urgent operations.

- Multi-factor Authentication: Utilize a number of security measures to protect infrastructure devices, including the ability to lock out a specific administrator across the network in seconds. This feature requires the use of ION Secure tokens or commercially available RADIUS token technology.

- Multi-level Authorization: Use flexible security policies to define and enforce strict control over administrators' actions when accessing infrastructure devices. Users can be restricted to only certain types or geographical location of managed endpoints. Further restrictions can be defined such as allowable commands/operations.

- Active and Passive auditing: Real-time monitoring of user operations can alert security staff in the event of suspicious activity. All operations are stored in tamper-proof files and available for post-breach forensic analysis

- Centralized Alarm Notification and Logging: Simultaneously view alarms and events within PRIISMS for ION security appliances and managed endpoints.

- Centralized Provisioning and Job Scheduling: Centrally manage the scheduling of jobs for managing configuration files and software updates to ION appliances.

- Automatic Backups: Automatically back up configuration files for all ION security appliances on the network to the PRIISMS server.

- Real-time Inventory and Status: Track system health to ensure that ION security appliances and infrastructure devices are running properly 24 x 7.

ION Secure 2000 Series. The ION Secure 2500 security appliance combines access, console, and alarm functions into a single centrally manageable solution. With support for up to 2 physical 'console' ports and up to 2 logical IP endpoints, the 2000 series is targeted at small, remote branch office locations with need for secure remote management.

ION Secure 3000 Series. The ION Secure 3100, 3200, 3300 and 3500 security appliances combine access, console, alarm and site management functions into a single centrally manageable solution. With support for up to 28 physical 'console' ports and up to 32 logical IP endpoints, the 3000 series protects user access and control for a wide variety of infrastructure devices requiring in-band and out-of-band access.

ION Secure 5000 Series. The ION Secure 5010 and 5500 supports the same ISOS features as the 3000 series, providing support for up to 28 console ports and 64 IP enabled endpoints. With a LINUX core and integrated VPN router capabilities, the 5000 Series appliances are able to securely carry administrative traffic through an intranet or a public network via IPSec tunnel. The 5000 Series is specifically targeted at higher-end data center, server farm and IP-rich environments.

ION Secure Soft Tokens. ION Secure soft tokens are simple to use. Each user may be assigned a 'disposable' ION Secure Soft Token via email or web which can be loaded onto a Windows®, RIM® Blackberry™ or PalmOS® device. Each time the user requests connectivity to PRIISMS they are challenged to enter additional criteria generated by the token that will positively identify them to the portal. ION Secure soft tokens utilize strong 3DES encryption and can be quickly activated and deactivated through PRIISMS. Employees, business partners and customers can use ION Secure tokens whether local, remote or mobile.

Wide Range of Protected Infrastructure Devices

ION network and information security solutions protect a growing variety of infrastructure devices provided by leading IT and telecommunications network and system vendors, including vendors of:

- Access Servers
- Application Servers
- Bus & Tag Channel Extenders
- Call Management Systems
- Carrier Grade Multi-Service Switches
- Cellular Switches
- CSU/DSUs
- Databases
- Integrated Access Devices
- LAN Switches
- Mail Servers
- Messaging Servers
- Multi-Service Switches
- Optical Switches
- PBXs (Switched & IP)
- Power Protection Systems (UPS)
- Routers
- SONET Switches
- SS7 Switches
- DSLAMs
- Storage Area Networks
- Terminal Servers
- Various Types of PC Class Servers
- Various Types of UNIX Class Server
- Wireless Switches

Strategy

Our goal is to extend our market position to remain one of the industry leaders for network and information security solutions for service providers, corporations and government agencies. Key elements of our strategy include:

Extend Our Market Position in Network Infomation Security. We believe that we are establishing a growing market position as a provider of network and information security solutions designed for our target markets by offering an integrated, robust, reliable, easy-to-use suite of products at attractive prices. We intend to continue to focus our product development efforts, distribution strategies and marketing programs to satisfy the growing needs of these markets. We believe that many of the current network and information security offerings of other vendors are expensive, incomplete, technically complex and generally unable to satisfy these target markets.

Develop New Products and Reduce Manufacturing Costs. We intend to use our product design and development expertise to expand our product offerings and reduce our manufacturing costs. We believe that new product offerings and associated cost reductions will strengthen our market position and assist us in penetrating new markets.

Establish the ION Networks Brand. We believe that strong brand recognition in our target markets is important to our long-term success. We intend to continue to strengthen our ION Networks TM and ION SecureTM brand names through industry trade shows, our web site, advertising, direct mailings to both our resellers and our end-users, and public relations. The continued development of our reputation as a comprehensive, reliable, easy-to-use and cost effective network and information security vendor will contribute to our sales efforts.

Expand Our Direct Channel. We intend to continue to build and expand our base of direct relationships with customers through additional marketing programs and increased targeted advertising.

Expand Our Indirect Channels. Our distribution channels are currently in place to serve ION target markets. The Company's products have been implemented in over 50 countries by partnering with value-added resellers who sell our solutions. We intend to continue to build and expand our base of indirect channel relationships through additional marketing programs and targeted advertising.

Expand Strategic Original Equipment Manufacturer Relationships. By entering into original equipment manufacturer ("OEM") arrangements to sell our products, we intend to build upon the brand awareness and worldwide channels of major networking and telecommunications equipment suppliers to further penetrate our target markets.

Customers

During the year ended December 31,2003, 84 customers generated $3,342,620 in revenue from hardware, software, repairs and maintenance. Historically, our largest customers have been service providers primarily in the United States and in Europe. See also Risk Factors, "We rely on several key customers for a significant portion of our business, the loss of which would likely significantly decrease our revenues" on page 13. However, over the last year we have begun to diversify away from our traditional customer base. ION has begun to penetrate the corporate market and, in particular, the financial services sector.

ION customers can be categorized based on three market segments: Enterprises, Service Providers and Governmental Agencies:

Enterprises. The Enterprise market consists of non-governmental organizations that do not provide goods or services from a network infrastructure, but rather use their network infrastructure as a platform to provide their own goods or services. There are many sectors in the enterprise market, including, but not limited to, banking, financial services, insurance, energy, manufacturing, retailers, pharmaceuticals, healthcare, technology and transportation.

Service Providers. The service provider market consists of businesses that use their network infrastructure to provide services to their customers, including specific sectors such as (i) transport service providers that provide voice, data, and long-distance transport of telephone and data services, including ILECs, CLECs, long-distance carriers, cable telephony, and optical network providers; (ii) managed service providers that provide network infrastructure, managed services, and managed network services, including Internet Data Centers, ISPs and ASPs; (iii) broadband service providers that provide wire line-based broadband services to residential and business customers. Broadband services include DSL, CATV, cable modems, VoD (Voice over Data) and VoIP (Voice over IP) services; and (iv) wireless service providers that provide wireless voice and data services. This includes mobile/cellular, wireless data, satellite, and wireless LAN services.

Governmental Agencies. The Government market consists of domestic and foreign governmental agencies that do not provide services from a network infrastructure, but rather use their network infrastructure as a platform to provide their own goods and services. There are many sectors in the government market, including, but not limited to, federal and national agencies, military, state agencies, local agencies, police departments, fire departments, and emergency services.

Sales and Marketing

Our marketing programs promote ION Networks and ION Secure brand awareness and reputation as a highly scalable, robust, reliable, easy-to-use and cost-effective network and information security solution. During the year ended December 31, 2003, the Company did not have the resources to adequately strengthen our brand. ION attempted to repair damaged relationships by direct executive communications with customers. The relative effectiveness of this customer retention program should be demonstrated by improved operating results in 2004. We intend to expand and strengthen our direct and indirect channel relationships through additional marketing programs and staff, as well as increased promotional activities as resources become available.

We believe that ION solutions are suited for both direct sale to customers and indirect channels where it is not economically efficient for us to sell directly to the end users of our products.

Direct Sales. On December 31, 2003, the Company's sales and marketing headcount stood at 5. For the year ended December 31, 2003, approximately 37% of ION revenue came from direct sales.

Indirect Sales/Channel Partners. We also market and sell our solutions via indirect channels through a distribution structure of Value Added Resellers (VARs) or Channel Partners in the United States and in Europe. VARs accounted for approximately 32% of our total revenue for the year ended December 31, 2003. Our VAR partnerships are non-exclusive.

Original Equipment Manufacturers (OEMs). We enter into select original equipment manufacturer relationships in order to take advantage of the channels of well-established companies that sell into our target markets. We believe these channels expand our overall market while having a minor impact on our own indirect channel sales. The terms of our agreements with these customers vary by contract. These agreements can generally be terminated upon 30 days written notice or if ION becomes insolvent. For the year ended December 31, 2003, our original equipment manufacturer revenue accounted for approximately 31% of total revenue.

Geographic Distribution. We divide our sales organization regionally into three territories: (1) the United States and Canada; (2) Europe, the Middle East and Africa, and (3) other locations. Regional sales representatives manage our relationships with our network of channel partners, sell to and support key customer accounts, and act as a liaison between our indirect channels and our marketing organization.

For the year ended December 31, 2003, approximately 82% of ION's sales were in the United States and Canada (Direct Sales – approximately 35%, Indirect/Channel Partners –approximately 23%, and OEM – approximately 24%) and 18% Europe, the Middle East, Africa and other locations (Direct Sales –approximately 1.3%, Indirect/Channel Partners –approximately 8.9%, and OEM – approximately 7.8%). (Refer to Note 12 in the Company's Consolidated Financial Statements.)

Customer Service and Technical Support

We offer our customers a comprehensive range of support services under the ION SecureCare brand that includes electronic support, product maintenance and personalized technical support services on a worldwide basis. Our technical support staff is located at our corporate headquarters in South Plainfield, New Jersey.

Our ION SecureCare offering includes ION 24x7 support. This support offering provides replacement for failing hardware, telephone and/or web-based technical support and software updates. Incentive programs are offered to ION SecureCare customers to provide added benefits for upgrading to newer products.

Competition

The market for network and information security solutions is worldwide and highly competitive, and competition has begun to intensify. Competitors can be generally categorized as either: (i) information security vendors who provide high performance, security point products, or (ii) suppliers of network management appliances that provide limited infrastructure security features. Many of these solutions require additional security products in order to implement a comprehensive network and information security solution. Current and potential competitors in our markets include, but are not limited to the following companies, all of which sell worldwide or have a presence in most of the major markets for such products:

- Security software vendors such as RSA Security, ActivCard, Check Point Software and Symantec;
- Network equipment manufacturers such as Cisco Systems;
- Operating system software vendors such as Microsoft and Novell;
- Security solution suppliers such as Computer Associates, SafeNet and Network Associates;
- Security appliance suppliers such as SonicWall and NetScreen Technologies; and
- Low cost management-only appliance vendors, which may include limited infrastructure security functionality such as MRV Communications and Teltronics.

Many of our competitors have generally targeted large organizations' information security needs with VPN, firewall and 3A (Authorization, Authentication and Audit) products that range in price from under one thousand to hundreds of thousands of dollars. These offerings may increase competitive pressure on some of our solutions, resulting in both lower prices and gross margins. Many of our current or potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, marketing and other resources than we do. Nothing prevents or hinders these actual or potential competitors from entering our target markets at any time. In addition, our competitors may bundle products competitive to ours with other products that they may sell to our current or potential customers. These customers may accept these bundled products rather than separately purchasing our products. If these companies were to use their greater financial, technical and marketing resources in our target markets, it could adversely affect our business. See also Risk Factors, " We face significant competition and if we do not compete successfully, our results of operations may be adversely affected" on page 12.

Sources And Availability Of Materials

The Company designs its security appliances utilizing readily available parts manufactured by multiple suppliers and relies on and intends to continue to rely on these suppliers. Our principal suppliers are Youngtron, Inc., TDK Systems Europe Ltd., and EXP Computer, Inc. The Company has been and expects to continue to be able to obtain the parts required to manufacture its products without any significant interruption or sudden price increase, although there can be no assurance that it will be able to continue to do so.

The Company sometimes utilizes a component available from only one supplier. If a supplier were to cease to supply this component, the Company would most likely have to redesign a feature of the affected device. In these situations, the Company maintains a greater supply of the component on hand in order to allow the time necessary to effect a redesign or alternative course of action should the need arise.

Dependence On Particular Customers

Historically, the Company has been dependent on several large customers each year, but they are not necessarily the same every year. In general, the Company cannot predict with certainty, which large customers will continue to order our products. The loss of any of these large customers, or the failure to attract new large customers, could have a material adverse effect on the Company's business.

Intellectual Property, Licenses And Labor Contracts

The Company holds no patents on its technology. Although it licenses some of its technology from third parties, the Company does not consider any of these licenses to be critical to its operation.

The Company has made a consistent effort to minimize the ability of competitors to duplicate the software technology utilized in its solutions. However, the possibility of duplication of its products remains, and competing products have already been introduced.

Governmental Approvals And Effect Of Governmental Regulation

The Company's solutions may be exported to any country in the world except those countries restricted by the anti-terrorism controls imposed by the Department of Commerce. These anti-terrorism controls prohibit the Company from exporting some of its solutions to Cuba, Libya, Iran, Iraq, North Korea, Sudan and Syria without a license. As with all U.S. origin items, the Company's solutions are also subject to the Bureau of Export Administration's ten general prohibitions that restrict exports to certain countries, organizations, and persons.

As required by law or demanded by customer contract, the Company obtains approval of its solutions by Underwriters' Laboratories. Additionally, because many of the products interface with telecommunications networks, the Company's products are subject to several key Federal Communications Commission ("FCC") rules requiring FCC approval.

Part 68 of the FCC rules contains the majority of the technical requirements with which telephone systems must comply in order to qualify for FCC registration for interconnection to the public telephone network. Part 68 registration requires telecommunication equipment interfacing with the public telephone network to comply with certain interference parameters and other technical specifications. FCC Part 68 registration for ION's products has been granted, and the Company intends to apply for FCC Part 68 registration for all of its new and future products.

Part 15 of the FCC rules requires equipment classified as containing a Class A computing device to meet certain radio and television interference requirements, especially as they relate to operation of such equipment in a residential area. Certain of ION's products are subject to and comply with Part 15.

The European Community has developed a similar set of requirements for its members and the Company has begun the compliance process for its products in Europe. Additionally, ION has certified certain of its products to the NEBS (Network Equipment Business Specification) level of certification. This is a certification that was developed by Bellcore (now Telcordia

Technologies) and is required by many of ION's telecommunications customers.

Research And Development Activities

As of March 15, 2004, the Company had 5 R&D staff members devoting part of their time to research and development activities. We believe the part time effort of these employees will be minimally sufficient to allow the Company to keep up with technology advances for the foreseeable future. However, the Company intends to increase staff during 2004, as resources become available, in order to more rapidly introduce new and improved products.

The current R&D staff was primarily responsible for the successful completion and release of the most recent ION Secure 2500 and 5500 security appliances, ISOS software releases and enhancing ION Secure PRIISMS functionality. These products provide ION Networks with the ability to address a more diverse computing and IP based network market due to its ability to provide connectivity across secure IP tunnels by utilizing integrated VPN router technology..

Employees

As of March 15, 2004, the Company had 21 employees, 19 are full-time employees and 2 are part-time employees. The headcount includes 6 technical, 7 sales, marketing and support, 3 production, and 5 financial, administrative and executive capacities. None of the Company's employees are represented by labor unions. The Company considers it has generally satisfactory relations with its employees.

RISK FACTORS

We are vulnerable to technological changes, which may cause our products and services to become obsolete which could materially and negatively impact our cash flow.

Our industry experiences rapid technological changes, changing customer requirements, frequent new product introductions and evolving industry standards that may render existing products and services obsolete. As a result, more advanced products produced by competitors could erode our position in existing markets or other markets that they choose to enter and prevent us from expanding into existing markets or other markets. It is difficult to estimate the life cycles of our products and services, and future success will depend, in part, upon our ability to enhance existing products and services and to develop new products and services on a timely basis. We might experience difficulties that could delay or prevent the successful development, introduction and marketing of new products and services. New products and services and enhancements might not meet the requirements of the marketplace and achieve market acceptance. If these things happen, they would materially and negatively affect cash flow, financial condition and the results of operations.

Hardware and software incorporated in our products may experience bugs or "errors" which could delay the commercial introduction of our products and require time and money to alleviate.

Due to the complex and sophisticated hardware and software that is incorporated in our products, our products have in the past experienced errors or "bugs" both during development and subsequent to commercial introduction. We cannot be certain that all potential problems will be identified, that any bugs that are located can be corrected on a timely basis or at all, or that additional errors will not be located in existing or future products at a later time or when usage increases. Any such errors could delay the commercial introduction of new products, the use of existing or new products, or require modifications in systems that have already been installed. Remedying such errors could be costly and time consuming. Delays in debugging or modifying products could materially and adversely affect our competitive position.

We have difficulty predicting our future operating results or profitability due to the fluctuation in our quarterly and annual revenues.

In the past, we experienced fluctuations in our quarterly and annual revenues and we anticipate that such fluctuations will continue therefore making it difficult for us to predict our future operating results or profitability. Our quarterly and annual operating results may vary significantly depending on a number of factors, including:

- the timing of the introduction or acceptance of new products and services;
- changes in the mix of products and services provided;
- long sales cycles;
- changes in regulations affecting our business;

- increases in the amount of research and development expenditures necessary for new product development and innovation;
- changes in our operating expenses;
- uneven revenue streams;
- volatility in general economic conditions;
- volatility in the network and information security market; and
- threats of terror and war.

We cannot assure you that our revenues will not vary significantly among quarterly periods or that in future quarterly periods our results of operations will not be below prior results or the expectations of public market analysts and investors. If this occurs, the price of our common stock could significantly decrease. See also Risks Associated with Our Securities, "There is potential for fluctuation in the market price of our securities" page 14.

In the past we have experienced significant losses and negative cash flows from operations. If these trends continue in the future, it could adversely affect our financial condition.

We have incurred significant losses and negative cash flows from operations in the past. For the year ended December 31, 2003 and the nine months ended December 31, 2002, we experienced net losses of $603,792 and $5,628,522, respectively, and negative cash flows from operations of $376,940 and $2,972,337, respectively. These results have had a negative impact on our financial condition. There can be no assurance that our business will become profitable in the future and that additional losses and negative cash flows from operations will not be incurred. If these trends continue in the future, it could have a material adverse affect on our financial condition.

As of December 31, 2003, the Company continues to have a relatively low working capital balance, which could inhibit future growth and impact the Company's financial viability.

Although the Company's working capital balance increased to $287,930 at December 31, 2003 as compared to $184,689 as of December 31, 2002 this balance is still lower than the Company's optimal requirements. This low working capital balance while improving, may continue to impact the ability of the Company to attract new customers and employees and could have a material adverse affect upon our business.

We face significant competition and if we do not compete successfully, our results of operations may be adversely affected.

We are subject to significant competition from different sources for our different products and services. We cannot assure you that the market will continue to accept our hardware and software technology or that we will be able to compete successfully in the future. We believe that the main factors affecting competition in the network management business are:

- the products' ability to meet various network management and security requirements;
- the products' ability to conform to the network and/or computer systems;
- the products' ability to avoid becoming technologically outdated;
- the willingness and the ability of distributors to provide support customization, training and installation; and
- the price.

Although we believe that our present products and services are competitive, we compete with a number of large data networking, network security and enterprise management manufacturers which have financial, research and development, marketing and technical resources far greater than ours. Our competitors include, Cisco Systems, Network Associates, Cyclades, Digi, MRV Communications, Teltronics and NetScreen Technologies. Such companies may succeed in producing and distributing competitive products more effectively than we can produce and distribute our products, and may also develop new products which compete effectively with our products. Many of our current or potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, marketing and other resources than we do. Nothing prevents or hinders these actual or potential competitors from entering our target markets at any time. In addition, our competitors may bundle products competitive to ours with other products that they may sell to our current or potential customers. These customers may accept these bundled products rather than separately purchasing our products. If our current or potential competitors were to use their greater financial, technical and marketing resources in our target markets and if we are unable to compete successfully, our business, financial condition and results of operations may be materially and adversely affected.

We may be unable to protect our proprietary rights, permitting competitors to duplicate our products and services, which could negatively impact our business and operations.

We hold no patents on any of our technology. If we are unable to license any technology or products that we may need in the future, our business and operations may be materially and adversely impacted. We have made a consistent effort to minimize the ability of competitors to duplicate our software technology utilized in our products. However, there remains the possibility of duplication of our products, and competing products have already been introduced. Any such duplication by our competitors could negatively impact our business and operations.

We rely on several key customers for a significant portion of our business, the loss of which would likely significantly decrease our revenues.

Historically, we have been dependent on several large customers each year, but they are not necessarily the same every year. For the year ended December 31, 2003, our most significant customers (stated as an approximate percentage of revenue) were Avaya 18% and Siemens 12% compared to the nine months ended December 31, 2002, of SBC 13%, Sprint 12%, Avaya 12%, and Siemens 11% In general, we cannot predict with certainty which large customers will continue to order. The loss of any of these large customers, or the failure to attract new large customers would likely significantly decrease our revenues and future prospects, which could materially and adversely affect our business, financial condition and results of operations.

We depend upon key members of our employees and management, the loss of which could have a material adverse effect upon our business, financial condition and results of operations.

Our business is greatly dependent on the efforts of our CEO, Mr. Norman E. Corn, our Chief Financial Officer, Mr. Patrick E. Delaney, and our Chief Technology Officer, Mr. Bill Whitney and other key employees, and on our ability to attract key personnel. Other than with respect to Messrs. N. Corn, P. Delaney, and W. Whitney, we do not have employment agreements with our other key employees. Our success depends in large part on the continued services of our key management, sales, engineering, research and development and operational personnel and on our ability to continue to attract, motivate and retain highly qualified employees and independent contractors in those areas. Competition for such personnel is intense and we cannot assure you that we will successfully attract, motivate and retain key personnel. While all of our employees have entered into non-compete agreements, there can be no assurance that any employee will remain with us. Our inability to hire and retain qualified personnel or the loss of the services of our key personnel could have a material adverse effect upon our business, financial condition and results of operations. Currently, we do not maintain "key man" insurance policies with respect to any of our employees.

We rely on several contract manufacturers to supply our products. If our product manufacturers fail to deliver our products, or if we lose these suppliers, we may be unable to deliver our product and our sales and revenues could be negatively impacted.

We rely on three contract manufacturers to supply our products: Youngtron, Inc., TDK Systems Europe Ltd. and EXP Computer, Inc. If these manufacturers fail to deliver our products or if we lose these suppliers and are unable to replace them, then we would not be able to deliver our products to our customers. This could negatively impact our sales and revenues and have a material adverse affect on our business, financial condition and results of operations.

Our certificate of incorporation and bylaws contain limitations on the liability of our directors and officers, which may discourage suits against directors and executive officers for breaches of fiduciary duties.

Our Certificate of Incorporation, as amended, and our Bylaws contain provisions limiting the liability of our directors for monetary damages to the fullest extent permissible under Delaware law. This is intended to eliminate the personal liability of a director for monetary damages on an action brought by or in our right for breach of a director's duties to us or to our stockholders except in certain limited circumstances. In addition, our Certificate of Incorporation, as amended, and our Bylaws contain provisions requiring us to indemnify our directors, officers, employees and agents serving at our request, against expenses, judgments (including derivative actions), fines and amounts paid in settlement. This indemnification is limited to actions taken in good faith in the reasonable belief that the conduct was lawful and in, or not opposed to our best interests. The Certificate of Incorporation and the Bylaws provide for the indemnification of directors and officers in connection with civil, criminal, administrative or investigative proceedings when acting in their capacities as agents for us. These provisions may reduce the likelihood of derivative litigation against directors and executive officers and may discourage or deter stockholders or management from suing directors or executive officers for breaches of their fiduciary duties, even though such an action, if successful, might otherwise benefit our stockholders and directors and officers.

RISKS ASSOCIATED WITH OUR SECURITIES

We do not anticipate the payment of dividends.

We have never declared or paid cash dividends on our common stock. We currently anticipate that we will retain all available funds for use in the operation of our business. Thus, we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

There is potential for fluctuation in the market price of our securities.

Because of the nature of the industry in which we operate, the market price of our securities has been, and can be expected to continue to be, highly volatile. Factors such as announcements by us or others of technological innovations, new commercial products, regulatory approvals or proprietary rights developments, and competitive developments all may have a significant impact on our future business prospects and market price of our securities.

Shares that are eligible for sale in the future may affect the market price of our common stock.

As of March 15, 2004, an aggregate of 5,423,675 of the outstanding shares of our common stock are "restricted securities" as that term is defined in Rule 144 of the Securities Act of 1933 (Rule 144). These restricted shares may be sold pursuant only to an effective registration statement under the securities laws or in compliance with the exemption provisions of Rule 144 or other securities law provisions. In addition, 4,987,580 shares are issuable pursuant to currently exercisable options, 1,580,500 shares are issuable pursuant to currently exercisable warrants, and 1,668,350 shares are issuable pursuant to currently convertible preferred stock of 166,835 shares. Future sales of substantial amounts of shares in the public market, or the perception that such sales could occur, could negatively affect the price of our common stock.

Our common stock was delisted from Nasdaq.

On March 19, 2003, Nasdaq notified the Company that it has not regained compliance with the minimum bid price requirement. Nasdaq determined that the Company does not meet the initial listing requirements of the Nasdaq Small Cap Market. Consequently, our Common Stock was delisted from the Nasdaq Small Cap Market at the opening of business on March 28, 2003. The delisting of our Common Stock from Nasdaq could negatively effect the prices of our stock, impair the ability of holders to sell such stock, limit the coverage of our stock by research analysts, adversely impact our efforts to secure financing, materially and adversely affect our financial condition and results of operations and will make us ineligible to register additional shares under a Form S-3.

We may be restricted from issuing new equity securities.

In September 2002, we issued shares of Series A Preferred Stock to several investors. Under the terms of the preferred stock, any issuances of equity securities or securities convertible into or exercisable for equity securities require the prior approval of the holders of a majority of the outstanding shares of Series A Preferred Stock. While two of our directors currently own such a majority, there can be no assurance that they will remain directors or that they will continue to own such a majority. If these two directors no longer continue to remain directors, or no longer continue to own a majority of the Series A Preferred Stock, or do not vote their shares of Series A Preferred Stock to permit issuances of securities approved by the board of directors, the Company would be prevented from issuing equity securities which would preclude the Company from raising equity financing, utilizing equity based compensation plans and from other actions requiring the issuance of equity securities.

We may be in default of certain registration rights obligations

In February 2002, we issued a total of 4,000,000 shares and warrants to purchase 1,200,000 shares for a total of $3,480,000 received from various investors. In connection with this financing, we registered such securities for resale on a form S-3 pursuant to a registration rights agreement which obligated us to do so. Since our stock is no longer listed on NASDAQ, we are no longer eligible to use a Form S-3 registration statement and we may be in default under the registration rights agreement. This may render us liable for damages to the holders of the registration rights for losses they may incur as a result of the Company not maintaining an effective registration statement for their securities.

Item 2: Description of Property

The Company entered into a lease on August 1, 2003 for approximately 7,000 square feet for its principal executive offices at 120 Corporate Blvd., South Plainfield, New Jersey. The base rent is $4,505 per month effective October 2003 through July 2006. The Company is also obligated to make additional payments to the landlord relating to certain taxes and operating expenses.

As a result of the Company being notified by the landlord to cancel its lease effective August 15, 2003, the Company no longer occupies the space at 1551 S. Washington Avenue, Piscataway, New Jersey. The Company entered into the lease on February 18, 1999 for approximately 26,247 square feet for its principal executive offices at 1551 South Washington Avenue, Piscataway, New Jersey. On March 17, 2003, the Company signed an amendment with the landlord reducing the space from 26,247 to 12,722 square feet and the rent from $50,153.64 to $20,143.17 per month effective March 1, 2003. The Company was also obligated to make additional payments to the landlord relating to certain taxes and operating expenses.

The Company abandoned the lease space at SolCom House, Meikle Road, Kirkton Campus, Livingston EH547DE, Scotland. . As a result, the Company recorded a charge of $508,458 in the quarter ended December 31, 2002 for the remainder of the lease term that expires on August 31, 2011.

The Company abandoned the lease space at 48834 Kato Road, Fremont, California in the Bedford Fremont Business Center. This lease commenced on June 1, 1999 and is for a term of 60 months with monthly rent payable by the Company to the landlord as follows: $7,360 per month for the first 12 months of the term; $7,590 per month for months 13-24; $7,820 per month for months 25-36; $8,050 per month for months 37-48; and $8,280 per month for months 49-60. The Company entered into an abandonment agreement with the landlord in March of 2003. As a result, the Company recorded a one-time charge to SG&A expense of $ 139,610 in the quarter ended March 31, 2003. This amount represents the total lease payments from December 2002 to May 2004 offset by landlords stated sub-lease rental payments. However, the Company and Landlord have no settlement agreement in place at this time.

Item 3: Legal Proceedings

On or about June 12, 2002, Xetel Corporation ("Xetel") filed a petition (Xetel Corporation vs. ION Networks Inc., Cause No.GN201901 in the 250th District Court of Travis County, Texas) against the Company alleging that the Company owes Xetel $243,070.19 in accounts receivable for finished assemblies shipped to and accepted by the Company and $23,626.02 in purchased materials and inventory being held in Xetel's warehouse pursuant to the Company's written instruction. Xetel sought actual damages in the amount of $266,696.21, plus interest, attorneys' fees and costs, and incidental damages as a result of the Company's alleged breach. The Company successfully negotiated a settlement with Xetel Corporation in the amount of $30,000 and forgiveness of debt for the remaining amount. As a result, the Company recorded a one time credit of $213,071 in the quarter ended September 30, 2003(see note 3).

Item 4: Submission of Matters to a Vote of Security Holders

The Company did not hold an annual meeting of the stockholders during the year ended December 31, 2003. The Company plans to hold an annual meeting during the year ending December 31, 2004.

PART II

Item 5: Market For Common Equity and Related Stockholder Matters

Market Information

The Company's common stock, par value $.001 per share (the "Common Stock"), is currently quoted on the OTC Bulletin board under the symbol "IONN.OB". The following table sets forth the high ask and low bid prices of the Common Stock for the periods indicated as reported on the NASDAQ National and Small Cap Market.

Year Ended December 31, 2003 Quarter Ending	HIGH	LOW
March 31, 2003	$0.28	$0.05
June 30, 2003	0.11	0.05
September 30, 2003	0.11	0.05
December 31, 2003	0.11	0.04
Year Ended December 31, 2002, Quarter Ending		
March 31, 2002	$1.84	$0.65
June 30, 2002	0.82	0.33
September 30, 2002	0.45	0.15
December 31, 2002	0.47	0.10

Recent Sales of Unregistered Securities

None.

Security Holders

As of February 27, 2004 there were 438 holders of record of the Common Stock

Dividends

The Company has not paid any cash dividends on its Common Stock during the year ended December 31, 2003, and the nine-month ended December 31, 2002. The Company presently intends to retain all earnings to finance its operations and therefore does not presently anticipate paying any cash dividends in the foreseeable future.

Item 6: Management's Discussion and Analysis or Plan of Operation

Overview

ION Networks, Inc. (the "Company"), designs, develops, manufactures and sells network and information security and management products to corporations, service providers and government agencies. The Company's hardware and software products are designed to form a secure auditable portal to protect IT and network infrastructure from internal and external security threats. ION's products operate in the IP, data center, telecommunications and transport, and telephony environments and are sold by a direct sales force and indirect channel partners mainly throughout North America and Europe.

The Company is a Delaware corporation founded in 1999 through the combination of two companies - MicroFrame ("MicroFrame"), a New Jersey Corporation (the predecessor entity to the Company, originally founded in 1982), and SolCom Systems Limited ("SolCom"), a Scottish corporation located in Livingston, Scotland (originally founded in 1994), The Company's principal objective was to address the need for security and network management and monitoring solutions, primarily for the PBX-based telecommunications market, resulting in a significant portion of our revenues being generated from sales to various telecommunications companies.

During 2003, the Company stabilized its excessive negative cash flow and in fact increased cash from a low of less than $100,000 at September 30, 2003 to approximately $357,000 at December 31, 2003. The Company continues to have a delicate cash position and while the future viability of the organization has significantly improved, it is necessary for it to continue to strictly manage expenditures and to increase revenues. In addition, it is the intention of the new management team, hired in the quarter ended September 30, 2003, to secure additional financing during 2004 to accelerate growth and insure long-term viability.

Results Of Operations

Explanatory Note

On October 25, 2002, ION Networks, Inc. changed its fiscal year end from March 31 to December 31. As a result, pursuant to the rules of the Securities and Exchange Commission, this Annual Report on Form 10-KSB presents financial information for the year ended December 31, 2003 as compared to a proforma year ended December 31, 2002(Unaudited).

The Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002(Unaudited)

Revenues for the year ended December 31, 2003 were $3,342,620 as compared with revenues of $5,411,357 for the year ended December 31, 2002, a decrease of approximately 38% or $2,068,737. This decrease is attributable mainly to the reduction in the number of units sold for the year 2003. The decline in revenues was caused by several factors including a continued economic slump in the telecommunication industry, the reduction of ION's sales force and lack of resources for marketing activities. The Company's prices remained relatively consistent throughout both periods. The Company's cost of goods sold decreased to $892,373 or 26.7% for the year ended December 31, 2003 compared to $2,389,122 or 44.2% for the year ended December 31, 2002. The decrease is mainly due to lower costs associated with manufacturing of the appliances and an increase in the percentage of revenues relating to higher margins obtained from repair and service activities.

Research and development expenses, net of capitalized software development, decreased from $937,637 for the year ended December 31, 2002 to $503,146 for the year ended December 31, 2003, a decrease of 46.3%. This decrease for research and development expenditures was primarily due to the expense reduction of related headcount from 11 to 5.

Selling, general and administrative expenses decreased 66.1% from $7,233,824 or 133.5% of revenue for the year ended December 31, 2002 to $2,452,031 or 73.3% of revenue for the year ended December 31, 2003. This decline in expense was due primarily to reduced headcount of 25 to 11, reduced salaries for the remaining staff, and a sharp decrease in facilities expenditures due to certain cost containment programs implemented by management.

Depreciation and amortization was $736,694 for the year ended December 31, 2003 compared to $1,102,124 for the year ended December 31, 2002, a decrease of approximately 33.2%. The primary reason for this reduction in 2003 as compared to 2002 was that the Company did not purchase depreciable fixed assets.

The Company acquired a corporation business tax benefit certificate pursuant to New Jersey law which relates to the surrendering of unused net operating losses. For the year ended December 31, 2003 and for the year ended December 31, 2002, the Company received a benefit of $227,151 and $236,728, respectively.

During the year ended December 31, 2003 the Company recognized benefits from restructuring in the amount of $405,402 compared to charges in the amount of $835,315 for the year ended December 31, 2002. The bulk of this positive variance, $1,016,916, was due to a charge of $508,458 for the abandonment of space at SolCom House, Livingstion, Scotland for the year ended December 31, 2002. In the quarter ended June 30, 2003, the Company after analysis, under took a voluntary liquidation of it subsidiary ION Networks, LTD., which resulted in the reversal of the $508,458 charge.

The Company had a loss of $603,792 for the year ended December 31, 2003 compared to a loss of $6,846,068 for the year ended December 31, 2002 or an improvement of $6,242,276.

Financial Condition And Capital Resources

The Company's working capital balance as of December 31, 2003 was $287,930 compared to $184,689 as of December 31, 2002.

Net cash used in operating activities during the year ended December 31, 2003 was $376,940, compared to $4,201,040 in year ended December 31, 2002. The decrease in net cash used was primarily a result of the decrease in net losses of $6,242,276 for the year ended December 31, 2003 offset in part by non-cash restructuring benefits of $1,240,717 and reduced depreciation and amortization of $365,430.

Net cash used in investing activities during the year ended December 31, 2003 was $59,167, compared to net cash used of $286,951 in year ended December 31, 2002. Of the $59,167 of the net cash used in investing activities during the year ended December 31, 2003, $214,996 was for capitalized software expenditures offset in part by release of restricted cash of $125,700 and sale of certain assets of $30,129. During the year ended December 31, 2002 net cash used was $286,951, $505,936 was for capitalized software expenditures offset in part by release of restricted cash of $249,300.

Net cash used for financing activities during the year ended December 31, 2003 was $85,135, used to repay debt, compared to $3,652,523 provided by capital raising activities in year ended December 31, 2002. Financing activities during the year ended December 31, 2002 include the sale of 4,000,000 unregistered shares of the Company's common stock at $0.87 per share for a total consideration of $3,480,000 and the sale of 166,835 unregistered shares of the Company's Series A Preferred Stock ("Preferred Stock") at $1.80 per share for a total consideration of $300,303.00 in private equity transactions offset in part by repayment of debt and capital leases of $139,894.

Critical Accounting Policies

Use of Estimates -
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

The significant estimates include the allowance for doubtful accounts, allowance for inventory obsolescence, capitalized software including estimates of future gross revenues, and the related amortization lives, deferred tax asset valuation allowance and depreciation and amortization lives.

Allowance for Doubtful Accounts Receivable -
Accounts receivable are reduced by an allowance to estimate the amount that will actually be collected from our customers. If the financial condition of our customers were to materially deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.

Inventory -
Inventories are stated at the lower of cost (average cost) or market. Reserves for slow moving and obsolete inventories are provided based on historical experience and current product demand. If our estimate of future demand is not correct or if our customers place significant order cancellations, inventory reserves could increase from our estimate. We may also receive orders for inventory that has been fully or partially reserved. To the extent that the sale of reserved inventory has a material impact on our financial results, we will appropriately disclose such effects. Our inventory carrying costs are not material; thus we may not physically dispose of reserved inventory immediately.

Capitalized Software -
The Company capitalizes computer software development costs in accordance with the provisions of Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS No. 86"). SFAS No. 86 requires that the Company capitalize computer software development costs upon the establishment of the technological feasibility of a product, to the extent that such costs are expected to be recovered through future sales of the product. Management is required to use professional judgment in determining whether development costs meet the criteria for immediate expense or capitalization. These costs are amortized by the greater of the amount computed using (i) the ratio that current gross revenues from the sales of software bear to the total of current and anticipated future gross revenues from the sales of that software, or (ii) the straight-line method over the estimated useful life of the product. As a result, the carrying amount of the capitalized software costs may be reduced materially in the near term.

We record impairment losses on capitalized software and other long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. The net carrying value of assets not recoverable is reduced to fair value. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our estimates.

Reclassifications -
Certain amounts in the financial statements for the nine months ending December 31, 2002 have been reclassified to conform to the presentation of the financial statements for the year ended December 31, 2003.

Item 7: Financial Statements

The financial statements required hereby are located on pages 40 through 61.

Item 8: Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

The Company with the Approval of the Audit Committee of the Company's Board of Directors appointed Deloitte & Touche LLP as the Company's independent public accountants for the nine months ended December 31, 2002.

On November 11, 2003 the Company filed an 8-K/A announcing the appointment of Marcum and Kliegman LLC as the Company's independent public accountants for the year ended December 31, 2003, effective as of October 7, 2003. The Board of Directors formally approved the appointment at its October 16, 2003 meeting.

On November 11, 2003 the Company filed an 8-K/A announcing Deloitte & Touche LLP declination to be reappointed as the Company's independent public accountants. During the nine month period ended December 31, 2002 and the fiscal year ended March 31,2002 and the subsequent interim period through October 06, 2003, there were no disagreements with Deloitte & Touche LLP regarding any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte & Touche LLP, would have caused Deloitte & Touche LLP to make reference to the subject matter of the disagreement in their report on the financial statements for such years. The Company requested that Deloitte & Touche LLP furnish it with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. The letter, dated October 31, 2003 has been filed as Exhibit 16.1 to the Company's Form 10KSB for the year ended December 31, 2003.

Item 8A: Controls and Procedures

Prior to the filing date of this annual report, the Company's management, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to their evaluation.

Part III

Item 9: Directors, Executive Officers, Promoters and Control Persons; Compliance With Section 16(a) of the Exchange Act.

As of March 15, 2004 the directors and executive officers of the Company were as follows:

Name	Age	Position Held with the Company
Norman E. Corn	57	Chief Executive Officer
Patrick E. Delaney	50	Chief Financial Officer
William Whitney	49	Chief Technology Officer and Vice President of Research and Development
Stephen M. Deixler	68	Chairman of the Board of Directors
Baruch Halpern	53	Director
Frank S. Russo	61	Director

NORMAN E. CORN has served as Chief Executive Officer since August 15, 2003. Prior to joining ION, from 2000 until 2003, Mr. Corn was Executive Vice President of Liquent, Inc., a Pennsylvania-based software company that provides electronic publishing solutions, focused on the life sciences industry. Mr. Corn has also served from 1994 to 2000 as CEO of TCG Software, Inc., an offshore software services organization providing custom development to large corporate enterprises in the US. Mr. Corn has led other companies, including Axiom Systems Group, The Cobre Group, Inc., The Office Works, Inc. and Longview Results, Inc., having spent the early part of his career in sales, marketing and executive positions in AT&T and IBM.

PATRICK E. DELANEY has served as Chief Financial Officer since September 15, 2003. Prior to joining ION, from 2000 until 2003, Mr. Delaney was the President of Taracon, Inc. a privately owned independent consulting firm that provides management consulting for early and mid-stage technology and financial services companies. Mr. Delaney also served as Chief Financial Officer for two publicly traded telecommunications providers, Pointe Communications Corporation from 1993 to 2000 and Advanced Telecommunications Corporation from 1986 to 1993. Mr. Delaney has served other companies in executive capacities including: RealCom Communications, Argo Communications and ACF Industries.

WILLIAM WHITNEY has served as Vice President of Research and Development since March 2002 and Chief Technology Officer since October 1, 2002. Prior to joining ION, from April 2000 to February 2002, Mr. Whitney served as the Vice President of Development and Chief Technology Officer for Outercurve Technologies, a provider of wireless application development and deployment solutions. Previously from, May 1998 to March 2002, Mr. Whitney served as President of CTO Systems.

STEPHEN M. DEIXLER has been Chairman of the Board of Directors since May 1982 and served as Chief Executive Officer of the Company from April 1996 to May 1997. He was President of the Company from May 1982 to June 1985 and served as Treasurer of the Company from its formation in 1982 until September 1993. During the period since March 2003 to September 2003, Mr. Deixler has served as the interim Chief Financial Officer of the Company. He also serves as Chairman of the Board of Trilogy Leasing Co., LLC and President of Resource Planning Inc. Mr. Deixler was the Chairman of Princeton Credit Corporation until April 1995 and Chief Financial Officer of Multipoint Communications, LLC until November 2002.

BARUCH HALPERN has served as a director of the Company since October 1999. From January 1995 to May 1999, Mr. Halpern was an institutional research analyst with Goldsmith & Harris Incorporated, where he advised institutions about investment opportunities. He was also an advisor in connection with a leveraged buy-out of a public company and several private placements. In 1999, Mr. Halpern formed Halpern Capital as a DBA entity under Goldsmith & Harris Incorporated. The DBA was subsequently moved to Magna Securities (Member: NASD/SIPC) and then UVEST Investment Services (Member: NASD/SIPC). In January 2003, Mr. Halpern formed his own broker-dealer, Halpern Capital, Inc. Over the last few years Baruch Halpern's entities were involved in numerous financings, having raised over $300 million in capital for several public entities.

FRANK RUSSO has served as a director of the Company since November 2000. Mr. Russo was with AT&T Corporation from September 1980 to September 2000 and most recently served as its Corporate Strategy and Business Development Vice President. While at AT&T Solutions, Mr. Russo held a number of other positions including that of General Manager, Network Management Services from which he helped architect and launch AT&T's entry into the global network outsourcing and professional services business. Mr. Russo retired from AT&T in 2000. Prior to joining AT&T, Mr. Russo was employed by IBM Corporation in a variety of system engineering, sales and sales management positions. Mr. Russo served on the Board of Directors of Oak Industries, Inc., a manufacturer of highly engineered components, from January1999 to February 2000, and currently serves on the Board of Directors of Advance-com, a private e-commerce company headquartered in Boston, Massachusetts.

Financial Expert

The Company's board of directors has determined that none of its current members meets the standard of an audit committee "financial expert" as defined in the Sarbanes-Oxley Act of 2002. The Company has determined that its current financial position makes it impractical to obtain the services of an additional director meeting this standard.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors, executive officers and persons who own more than 10% of the Company's Common Stock (collectively, "Reporting Persons") to file reports of ownership and changes in ownership of the Company's Common Stock with the Securities and Exchange Commission and The Nasdaq Stock Market, Inc. Copies of these reports are also required to be delivered to the Company.

The Company believes, based solely on its review of copies of such reports received or written representations from certain Reporting Persons, that during the Company's fiscal year Messrs. Deixler, Russo and Halpern failed to file various Forms 4s and 5s with respect to the reporting of various stock options granted to them and Messrs. Corn and Delaney failed to file Forms 3s with respect to becoming executive officers of the Company in August and September 2003, respectively.

The Company has a Code of Ethics in place for all of its employees. A copy of the Company's Code of Ethics will be provided free of charge, upon written request to ION Networks, Inc 120 Corporate Blvd., South Plainfield, NJ 07080

Item 10: Executive Compensation

The following table sets forth the compensation earned, whether paid or deferred, by the Company's Chief Executive Officer, its other four most highly compensated executive officers during the year ended December 31, 2003, and up to four additional individuals for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer at the end of the year ended December 31, 2003 (the "Named Executive Officers") for services rendered in all capacities to the Company.

Summary Compensation Table

	Annual Compensation				Long-term Compensation			
					Awards		Payouts	
Principal Position	Year Ending*	Salary($)	Bonus($)	Other Annual Compensation ($)	Restricted Stock Award(s)($)	Securities Underying Options (#)	LTIP Payouts($)	All Other Compensation($)/(1)/
Current CEO and Executive Officers:								
Norman E. Corn/(10)/ Chief Executive Officer	12/31/2003	60,000	--	--	--	--	--	--
Patrick E. Delaney/(11)/ Chief Financial Officer	12/31/2003	35,323	--	--	--	--	--	--
William Whitney/(4)(6)/ Vice President & Chief Technology Officer	12/31/2003	117,692	--	--	--	--	--	--
	12/31/2002	112,500	--	--	--	--	--	--
	03/31/2002	9,135	--	--	--	100,000/(12)/	--	--
Former Executive Officers:								
Kam Saifi/(2)(6)/(7)/ President & Chief Executive Officer	12/31/2003	163,570/(8)/	--	--	--	--	--	--
	12/31/2002	273,300/(7)/	--	--	--	--	--	--
	03/31/2002	132,681/(9)/	50,000	--	260,000/(13)/	--	--	1,398
Cameron Saifi/(3)(6)/(8)/ Executive Vice President President & Chief Operating Officer	12/31/2003	85,130	--	--	--	--	--	--
	12/31/2002	139,500	--	--	--	--	--	--
	03/31/2002	90,519	25,000	--	186,000/(14)/	--	--	1,641
Ted I. Kaminer/(5)/(6)/ Vice President & Chief Financial Officer	12/31/2003	14,145	--	--	--	--	--	--
	12/31/2002	90,625	--	--	--	200,000/(9)/	--	--

*Please note that the 12/31/03 year end represents the twelve month period from 1/1/03 to 12/31/03 and the 12/31/02 year end represents the nine-month period from 4/1/02 to 12/31/02.

(1) Represents contribution of the Company under the Company's 401(k) Plan.

(2) Mr. K. Saifi joined the Company on 10/1/01. Pursuant to his employment agreement, he received an annualized base salary of $350,000 for the nine-months ended December 31, 2002. Mr. K. Saifi separated from the Company on July 7, 2003.

(3) Mr. C. Saifi joined the Company on 10/17/01. Pursuant to his employment agreement, he received an annualized base salary of $186,000. Mr. C. Saifi separated from the Company on July 7, 2003.

(4) Mr. Whitney joined the Company on 3/11/02. Pursuant to his employment agreement, he receives an annualized base salary of $150,000.

(5) Mr. Kaminer joined the Company on 5/20/02 and separated from the Company on 2/6/03.

(6) Refer to the Employment Contracts, Termination of Employment and Change of Control Arrangements section below for a more detailed description of all consulting and employment agreements.

(7) Includes $14,400 in auto allowance.

(8) Includes $7,200 in auto allowance.

(9) 25,000 shares vested on May 20, 2002. The remaining shares vest as follows: 43,000 on May 20, 2003, and 16,500 at the end of each three month period, commencing with the period ending August 20,2003 and ending with the period ending May 20, 2005

(10) Mr. N. Corn joined the Company on 08/15/03. Pursuant to his employment agreement, he receives an annualized base salary of $180,000 for the fiscal year ended December 31, 2003.

(11) Mr. P. Delaney joined the Company on 09/15/03. Pursuant to his employment agreement, he receives an annualized base salary of $120,000 for the fiscal year ended December 31, 2003.

(12) These shares vest as follows: 34,000 on March 11, 2003, and 8,250 at the end of each three month period, commencing with the period ending June 11, 2003, and ending with the period ending March 11, 2005.

(13) These shares vest as follows: 250,000 on October 4, 2001, 550,000 on September 30, 2002 and 150,000 at the end of each quarter, commencing with the quarter ended December 31, 2002, and ending with the quarter ending September 30, 2004, for a total of 1,200,000.

(14) These shares vest as follows: 75,000 on October 17, 2001, 165,000 on September 30, 2002 and 45,000 at the end of each quarter, commencing with the quarter ended December 31, 2002, and ending with the quarter ending September 30, 2004, for a total of 360,000.

Option Grants for Year Ended December 31, 2003

During the year ended December 31, 2003 there were no option grants awarded to any employees.

Aggregated Option Exercises for Year Ended December 31, 2003
And Year Ended Option Values

The following table sets forth certain information concerning each exercise of stock options during year ended December 31, 2003 by each of the Named Executive Officers and the number and value of unexercised options held by each of the Named Executive Officers on December 31, 2003.

Name	Shares Acquired on Exercise (#)	Value Realized($)	Number of Securities Underlying Unexercised Options at FY-End(#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at FY-End($)/(1)/ Exercisable/Unexercisable
Current CEO and Executive Officers:				
Norman E. Corn	--	--	--	--
Patrick E. Delaney	--	--	--	--
William Whitney	--	--	58,750/41,250	--
Former Executive Officers:				
Kam Saifi	--	--	--	--
Cameron Saifi	--	--	--	--
Ted Kaminer	--	--	--	--

(1) The average price for the Common Stock as reported by the Nasdaq Bulletin Board on December 31, 2003, was $.04 per share. Value is calculated on the basis of the difference between the option exercise price and $.04 multiplied by the number of shares of Common Stock underlying the options.

Compensation of Directors

Standard Arrangements: During the year ended December 2003 no compensation was paid to any Board member.

Employment Contracts, Termination of Employment and Change of Control Arrangements

The Company entered into an employment agreement with Norman E. Corn dated August 15, 2003. Pursuant to the agreement Mr. Corn shall serve as Chief Executive Officer at the will of the Company. Mr. Corn's annual base salary as of March 15, 2004 was $200,000.. In addition, he will receive a monthly car allowance of $900 plus, reimbursement for additional life and disability insurances. On January 28, 2004, the Company awarded Mr. Corn 1,550,000 options to purchase common stock at $0.115 per share for 800,000 incentive stock options and $0.07 per share for 750,000 non-incentive stock options. These options vested immediately. If the Company terminates Mr. Corn's employment no severance payment is contemplated by the contract.

The Company entered into an employment agreement with Patrick E. Delaney dated September 15, 2003. Pursuant to the agreement Mr. Delaney shall serve as Chief Financial Officer at the will of the Company. Mr. Delaney's annual base salary as of March 15, 2004 was $170,000.In addition, he will receive a monthly car allowance of $900 plus, reimbursement for additional life and disability insurances. On January 28, 2004, the Company awarded Mr. Delaney 1,050,000 options to purchase common stock at $0.115 per share for 800,000 incentive stock options and $0.045.per share for 250,000 non-incentive stock options. These options vested immediately. If the Company terminates Mr. Delaney's employment no severance payment is contemplated by the contract.

Effective July 7, 2003, Mr. Kam Saifi and Mr. Cameron Saifi ceased to be employed by the Company. As of the date of this filing, neither Mr. Kam Saifi nor Mr. Cameron Saifi has executed separation agreements. However, the parties continue to negotiate and seek an appropriate settlement. Presented below are these former executives employment disclosure from the period ended December 31, 2002 form 10KSB.

The Company entered into an employment agreement with Kam Saifi dated October 4, 2001. Pursuant to the agreement, Mr. Saifi served as Chief Executive Officer and President commencing October 1, 2001 and continuing through July 7, 2003. Mr. K. Saifi received a base salary at an annual rate of $250,000 during the period of October 1, 2001 and ending March 31, 2002. He received a base salary at an annual rate of $350,000 commencing April 1, 2002 and continuing through July 7, 2003. In addition he received a monthly car allowance of $1,200. Pursuant to the agreement, Mr. K. Saifi was granted restricted stock consisting of 2,000,000 shares of the Company's Common Stock at a price of $0.13 per share. As of December 31, 2003, all 2,000,000 shares were vested, but are subject to a loan and pledge in favor of the Company.

The Company entered into an employment agreement with Cameron Saifi dated October 17, 2001. Pursuant to the agreement, Mr. C. Saifi served as Chief Operating Officer and Executive Vice President commencing October 17, 2001 and continuing through July 7, 2003. Mr. C. Saifi received a base salary at an annual rate of $186,000. In addition he received a monthly car allowance of $600. Pursuant to the agreement, Mr. C. Saifi was granted restricted stock consisting of 600,000 shares of the Company's Common Stock at a price of $0.31 per share. As of December 31, 2003, all 600,000 shares were vested, but are subject to a loan and pledge in favor of the Company.

The Company entered into an employment agreement with William Whitney dated March 11, 2002. Pursuant to the agreement, Mr. Whitney shall receive a base salary at an annual rate of $150,000. Pursuant to the agreement, Mr. Whitney was granted stock options consisting of 100,000 shares of the Company's Common Stock at a price of $0.70 per share. These options vest as follows: 34,000 vest on March 11, 2003, and 8,250 at the end of each three month period, commencing with the period ending June 11, 2003, and ending with the period ending March 11, 2005. In the event of a change in control event (as described in the employment agreement) all options will become immediately vested.

The Company entered into an employment agreement with Ted Kaminer dated May 20, 2002. Pursuant to the agreement, Mr. Kaminer was to serve as Chief Financial Officer and Vice President commencing May 20, 2002 and continuing until June 30, 2005 unless earlier terminated as provided in the agreement. On February 6, 2003, Mr. Kaminer voluntarily separated employment from the Company and, as a result, no severance was paid to him.

Item 11: Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Equity Compensation Plan Information
As of December 31, 2003

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants, and rights	(b) Weighted-average exercise price of outstanding options, warrants, and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflecting in column (a))
Equity compensation plans approved by security holders/(1)/	1,435,155	1.62	1,176,426
Equity compensation plans not approved by security holders/(2)/	608,000	1.22	-
Total	2,043,155	1.53	1,176,426

(1) Shareholder Approved Plans

In June 2002, the Company adopted its 2002 Stock Incentive Plan (the "2002 Plan"). The 2002 Plan provides for the issuance of stock options, grants of common stock and stock appreciation rights covering up to 1,250,000 shares of common stock; provided, however, no more than 250,000 shares may be issued in connection with awards or stock appreciation rights.. In January 2004, the Company discovered that the 2002 Plan was improperly approved without regard to rights granted to the holders of its Series A preferred stock which required prior approval of the holders of majority of Series A preferred stock prior to issuance or authorization of equity securities or instruments convertible into or exercisable for equity securities. No awards were made under 2002 Plan. The Company is taking the position that the 2002 Plan is invalid.

In November 2000, the Company adopted its 2000 Stock Option Plan (the "2000 Plan"). The aggregate number of shares of common stock for which options may be granted under the 2000 Plan is 3,000,000. The maximum number of options which may be granted to an employee during any calendar year under the 2000 Plan is 400,000. The term of these non-transferable stock options may not exceed ten years. The exercise price of these stock options may not be less than 100% (110% if the person granted such options owns more than ten percent of the outstanding common stock) of the fair value of one share of common stock on the date of grant. During the year ended December 31, 2003 and the nine month period ended December 31, 2002, the Company granted options to purchase zero and 838,000, shares, respectively. As of December 31, 2003, 868,775 options were outstanding under the 2000 Plan, of which 660,875 options were exercisable.

The aggregate number of shares of common stock for which options may be granted under the 1998 Stock Option Plan (the "1998 Plan") is 3,000,000. The maximum number of options which may be granted to an employee during any calendar year under the 1998 Plan is 400,000. The term of these non-transferable stock options may not exceed ten years. The exercise price of these stock options may not be less than 100% (110% if the person granted such options owns more than ten percent of the outstanding common stock) of the fair value of one share of common stock on the date of grant. During the year ended December 31, 2003 and the nine months ended December 31, 2002, the Company granted no options to purchase shares. As of December 31, 2003, 533,629 options were outstanding under the 1998 Plan, of which 482,800 options were exercisable.

In August 1994, the Company adopted its 1994 Stock Option Plan (the "1994 Plan"). The 1994 Plan, as amended, increased the number of shares of common stock for which options may be granted to a maximum of 1,250,000 shares. The term of these non-transferable stock options may not exceed ten years. The exercise price of these stock options may not be less than 100% (110% if the person granted such options owns more than ten percent of the outstanding common stock) of the fair market value of one common stock on the date of grant. During the year ended December 31, 2003 and the nine month ended December 31, 2002 , there were no option grants provided under the 1994 Plan. As of December 31, 2003, 32,751 options were outstanding under the 1994 Plan, of which 32,751 options were exercisable.

During the year ended December 31, 2003, and nine month period ended December 31, 2002, there were no options granted under the Company's Time Accelerated Restricted Stock Award Plan ("TARSAP"). The options vest after seven years, however, under the TARSAP, the vesting is accelerated to the last day of the fiscal year in which the options are granted if the Company meets certain predetermined sales targets. The Company did not meet the targets for 2001 and, as such, all options granted under the TARSAP in 2001 will vest seven years from the original date of grant.

(2) Non-Shareholder Approved Awards

The Company as of December 31, 2003 has granted options and warrants to purchase 608,000 shares of Common Stock outside of the shareholder approved plans. The awards have been made to employees, directors and consultants, and except as noted below, have been granted with an exercise price equal to the fair market value of the Common Stock on the date of grant. The Company has not reserved a specific number of shares for such awards. The non-shareholder approved awards are more specifically described below.

During July 2001 in connection with services being performed by a consultant, the Company issued warrants to purchase 48,000 shares of the Company's Common Stock at $0.62 per share. The warrants vested immediately and expire five years from the date of the grant.

During January 2002 in connection with services being performed by a consultant, the Company issued warrants to purchase 100,000 shares of the Company's Common Stock at $1.35 per share and 50,000 shares of Common Stock at $1.80 per share. The warrants vested immediately and expire three years from the date of the grant.

On March 19, 1999, the Company issued options to certain consultants and employees to purchase an aggregate of 20,000 shares of the Company's Common Stock, all of which vested on the first year anniversary of the date of grant. The options expire six years from the date of grant. However, in the event of (a) the liquidation or dissolution of the Company or (b) a merger in which the Company is not the surviving corporation or a consolidation involving the Company, the options shall terminate, unless other provision is made therefore in the transaction. The exercise price of the options is $2.41 and equals to the market value of the Company's Common Stock on the date of grant. At December 31, 2003, 10,000 options were outstanding and exercisable.

On September 25, 1996, the Company issued options to certain officers and directors to purchase 400,000 shares of the Company's Common Stock, of which 200,000 vested immediately and 100,000 vested on April 1, 1998 and 1999. The options expire ten years from the date of grant. However, in the event of (a) the liquidation or dissolution of the Company or (b) a merger in which the Company is not the surviving corporation or a consolidation involving the Company, the options shall terminate, unless other provision is made therefore in the transaction. The exercise price of the options is $1.156 and equals to the market value of the Company's Stock on the date of grant. At December 31, 2003, 400,000 options were outstanding and exercisable.

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of February 28, 2004 by each person (or group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) known by the Company to own beneficially 5% percent or more of the Company's Common Stock, and by the Company's directors and named executive officers, both individually and as a group.

As used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within sixty days from March 15, 2004 through the exercise of any option, warrant or right. Shares of Common Stock subject to options, warrants or rights (including conversion from Preferred Stock) which are currently exercisable or exercisable within sixty days are deemed outstanding for computing the ownership percentage of the person holding such options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 24,875,500 shares of Common Stock and 166,835 shares of Preferred Stock outstanding as of February 28, 2004.

	Common Stock	Percent of Class
Current, Directors, CEO and Executive Officers:		
Norman E. Corn	1,565,000/(8)/	5.9%
Patrick E. Delaney	1,050,000/(9)/	4.1%
Stephen M. Deixler	1,457,772/(1)/	5.7%
Frank Russo	361,280/(2)/	1.4%
Baruch Halpern	1,001,760/(3)/	3.9 %
William Whitney	168,704(6)	*
Former Executive Officers:		
Kam Saifi	2,308,890/(4)/	9.2%
Cameron Saifi	685,000/(5)/	2.7%
5% or more beneficial owners:		
AWM Investment Company 153 East 53rd Street, 55th Floor New York, NY 10022	2,731,000/(7)/	11.03%
Directors and Executive Officers as a group 8 persons)	8,598,406	28.8%

(1) Does not include 220,000 shares of Common Stock owned by Mr. Deixler's wife, mother, children and grandchildren as to which shares Mr. Deixler disclaims beneficial ownership. Includes 480,560 shares of Common Stock subject to conversion from 48,056 shares of Preferred Stock within 60 days of March 15, 2004 and 382,500 shares of Common Stock subject to options that are currently exercisable or exercisable within 60 days of March 15, 2004.

(2) Includes 277,780 shares of Common Stock subject to conversion from 27,778 shares of Preferred Stock within 60 days of March 15, 2004 and 83,500 shares of Common Stock subject to options that are currently exercisable or exercisable within 60 days of March 15, 2004.

(3) Does not include 17,000 shares of Common Stock owned by Mr. Halpern's daughter as to which Mr. Halpern disclaims beneficial ownership. Includes 480,560 shares of Common Stock subject to conversion from 48,056 shares of Preferred Stock within 60 days of March 15, 2004, 287,500 shares of Common Stock subject to options that are currently exercisable or exercisable within 60 days of March 15, 2004 and 100,000 shares of Common Stock subject to warrants that are currently exercisable or exercisable within 60 days of March 15, 2004.

(4) Includes 138,890 shares of Common Stock subject to conversion from 13,889 shares of Preferred Stock within 60 days of March 15, 2004.

(5) Includes 85,000 shares of Common Stock subject to conversion from 8,500 shares of Preferred Stock within 60 days of March 15, 2004.

(6) Includes 38,890 shares of Common Stock subject to conversion from 3,889 shares of Preferred Stock within 60 days of March 15, 2004 and 67,000 shares of Common Stock subject to options that are currently exercisable or exercisable within 60 days of March 15, 2004.

(7) Based on American Stock and Transfer & Trust list of shareholders dated February 27, 2004 plus 1,120,000 warrants to purchase common stock.

(8) Includes 15,000 shares of Common Stock and 1,550,000 shares of Common Stock subject to options that are currently exercisable.

(9) Consists of 1,050,000 shares of Common Stock subject to options that are currently exercisable.

(10) Unless otherwise noted, the address of each such person is c/o the Company, 120 Corporate Blvd., S. Plainfield, New Jersey 07080.

*Indicates ownership of Common Stock of less than one (1%) percent of the total issued and outstanding Common Stock on March 15, 2004.

Item 12: Certain Relationships and Related Transactions

The Company entered into a definitive Sublease Agreement with Multipoint Communications, LLC (the "Tenant") on April 17, 2002 to sublease approximately 5,400 square feet of its Piscataway, NJ facility for a period of 24 months. The rental rate and the other material terms of the lease with Multipoint Communications, LLC ("Multipoint") were negotiated through a real estate broker and separate attorneys representing each party. The rental rate was established by prorating the amount of space leased by Multipoint by the current rent paid by the Company to its landlord. Given the current real estate market condition in the area, the Company believes that the terms of the lease with Multipoint are comparable to terms of leases that might have been obtained from a non-affiliate. The rent will be $5,200 per month for the first nine months and $10,400 per month for the last fifteen months, but with a 100% abatement for the first three months. As part of the rental payment the Tenant was to issue shares totaling the value of $77,400, which were to be based on the per share price of the Tenant's common stock as priced in the first round of institutional financing (the "Financing") which were to have closed on or before June 30, 2002. These shares were to have had the registration rights as other shares issued in the Financing. Since the Financing did not close on or before June 30, 2002, the Tenant owes the Company additional rent in the amount of $4,300 per month commencing on July 1, 2002. The Chairman of the Board of Directors of the Company served as the Chief Financial Officer of the Tenant until November 2002. On or about January 16, 2003, the Tenant filed for voluntary Ch. 7 bankruptcy with the U.S. Bankruptcy Court for the District of New Jersey. As a result, the Company wrote off an amount of $122,550 which is included in selling, general and administrative expenses.

During April 2000, the Company made a loan (the "Loan") to the former Chief Executive Officer (the "Former CEO") of the Company in the amount of $750,000. At the time that the Loan was made to the Former CEO in April 2000, the Company was contemplating a secondary public offering and potential mergers and acquisitions opportunities. As a result, the Company did not want the Former CEO to exercise his stock options. In consideration for not exercising his stock options at that time, the Company issued the Loan to him. At that time, the Company had sufficient cash and it was contemplated that the Loan would be repaid within one year. The Loan accrues interest at a rate of LIBOR plus 1%. The LIBOR plus one percent interest rate in April 2000 was 7.197% as compared to the first mortgage interest rate in April 2000 of 6.90% for a 1-year ARM, 7.97% for a 15-year FRM and 8.30% for a 30-year FRM. This Loan had an original maturity date of the earlier of April 2005 or thirty days after the Company for any reason no longer employed the Former CEO. The Former CEO resigned his position at the Company effective September 29, 2000. On October 5, 2000, the Company entered into an agreement with the Former CEO pursuant to which the $750,000 promissory note for the Loan was amended to extend the due date to April 30, 2001, and to provide that interest on the note shall accrue through September 29, 2000 (the "Separation and Forbearance Agreement"). The Loan is collateralized by a first mortgage interest on the personal residence of the Former CEO. The Company agreed to extend the repayment date of the Loan so that the Former CEO would be able to repay the Loan to the Company by selling his personal residence. In addition to the Loan, pursuant to the terms of the Separation and Forbearance Agreement between the Company and the Former CEO, the Former CEO also agreed to reimburse the Company for certain expenses totaling $200,000, to be paid over a period of six months ending March 31, 2001. These certain expenses were incurred by the Former CEO as part of his personal expense account arrangement with the Company. During the year ended March 31, 2001, $50,000 of the amounts owed to the Company by the Former CEO was repaid and $22,000 has been recorded as a non-cash offset as a result of earned but unpaid vacation owed to the Former CEO. During the year ended March 31, 2002, $813,593 was repaid which included proceeds in the amount of $777,713.48 received by the Company on August 3, 2001 for the sale of the Former CEO's personal residence. At December 31, 2003, the total amount owed to the Company by the Former CEO was approximately $175,154, which includes interest accrued through December 31, 2003. The full amount has been recorded as a reserve against the note receivable. Because these amounts were not paid by their respective maturity dates, interest is accruing at the default interest rate of 12%. The Company will continue to attempt to collect the note receivable.

Effective October 2001, the Company approved and granted 2,600,000 shares of restricted stock to two executives: Messrs. Kam Saifi (2,000,000 shares at $0.13 per share), and Cameron Saifi, (600,000 shares at $0.31 per share) at fair value. The restricted shares vest at the rate of 12.5% on the date of grant, 27.5% on September 30, 2002, and thereafter 7.5% at the end of each quarter which commenced on December 31, 2002. These restricted shares were subject to a repurchase right which permitted the Company to repurchase any shares which have not yet vested at the effective date of termination of the officers' employment, as defined in their employment agreements, for an amount equal to the purchase price per share paid by the officers. The Company received a series of partial recourse interest bearing (5.46% on an annual basis) promissory notes for the value of the shares to be repaid by the officers. The notes are to be repaid by the officers at the earlier of ten years or the date upon which the employees dispose of their shares. As of December 31, 2003 Mr. Kam Saifi owes approximately $290,718 (including approximately $32,718 of interest) for 2,000,000 Restricted Shares and; Mr. Cameron Saifi owes approximately $208,526 (including approximately $23,126 of interest) for 600,000 Restricted Shares. The issuance of the restricted shares and the notes receivable due from the officers is recorded in the Company's financial statements. The Company is continuing to negotiate agreements relating to the disposition of the loans due to the separation of the officers from the Company. As of December 31, 2003, all 2,600,000 shares were vested, but are subject to a loan and pledge in favor of the Company.

Item 13. Exhibits and Reports on Form 8-K

(a) Exhibits:

Exhibit No.	Description
3.1	Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on August 5, 1998./(2)/
3.2	Certificate of Amendment of the Certificate of Incorporation, as filed with the Secretary of State of the State of Delaware on December 11, 1998./(2)/
3.3	Certificate of Amendment of the Certificate of Incorporation, as filed with the Secretary of state of the State of Delaware an October 12, 1999./(3)/
3.4	By-Laws of the Company./(2)/
3.5	Form of Specimen Common Stock Certificate of the Company./(4)/
4.1	1994 Stock Option Plan of the Company. /(1)/
4.2	1998 Stock Option Plan of the Company./(2)/
4.3	1998 U.K. Sub-Plan of the Company, as amended./(2)/
4.4	Amended and Restated Certificate of Designation of Rights Preferences, Privileges and Restrictions of Series A Preferred Stock of ION Networks, Inc. /21/
4.5	2000 Stock Option Plan of the Company./(17)/
4.6	2002 Stock Option Plan of the Company./(19)/
4.7	Form of Warrant Agreement dated July 17, 2001./(13)/
4.8	Form of Warrant Agreement dated January 4, 2002./(13)/
4.9	Form of Non-Qualified Stock Option Agreement dated March 19, 1999 by and between the Company's predecessor, Microframe, Inc. and its consultants./(13)/
4.10	Form of Non-Employee Director Stock Option Contract dated March 10, 1998 between the Company's predecessor, Microframe, Inc. and its non-employee directors./(13)/
4.11	Form of Non-Employee Director Stock Option Contract dated September 17, 1997 by and between the Company's predecessor, Microframe, Inc. and its non-employee directors./(13/)
4.12	Form of Non-Qualified Stock Option Agreement dated September 25, 1996 by and between the Company's predecessor, Microframe, Inc. and its employees./(13)/

Exhibit No.	Description
4.13	Amended and Restated Non-Qualified Stock Option Agreement dated May 19, 1997 by and between the Company's Predecessor, Microframe, Inc. and its employees./(9)/
10.3	Agreement dated as of December 19, 1994 by and between LeeMAH DataCom Security Corporation and Siemens Rolm Communications Inc./(4)/
10.4	Equipment Lease Agreements dated June 10, 1999 and May 5, 1999 by and between the Company and Siemens Credit Corporation./(4)/
10.5	Equipment Lease Agreement dated June 17, 1999 by and between the Company and Lucent Technologies./(4)/
10.6	(i) Non-negotiable Promissory Note in the principal amount of $750,000 issued by Stephen B. Gray to the Company./(5)/
	(ii) First Amendment to Promissory Note dated as of August 5, 2000 by and between the Company and Stephen B. Gray./(5)/
10.7	Line of Credit Agreement with United Nations Bank dated September 30, 1999./(5)/
10.8	(i) Separation and Forbearance Agreement made as of October 5, 2000 between the Company and Stephen B. Gray./(7)/
	(ii)Promissory Note in the amount of $163,000 dated October 5, 2000 made by Stephen B. Gray to the Company./(7)/
10.9	Materials and Services Contract dated January 16, 2001, between the Company and SBC Services, Inc./(8)/
10.10	Stock Purchase Agreement dated August 11, 2000 by and between the Company and the parties identified therein./(8)/
10.11	Purchase Agreement by and between the Company and the Selling Shareholders set forth therein dated February 7, 2002./(18)/
10.12	Employment Agreement dated October 4, 2001 between the Company and Kam Saifi./(11)/
10.13	Employment Agreement dated October 17, 2001 between the Company and Cameron Saifi./(12)/
10.14	Sublease Agreement dated April 17, 2002 between the Company and Multipoint Communications, LLC./(14)/

Exhibit No.	Description
10.15	Agreement and General Release dated August 15, 2002 between the Company and Ron Forster./(16)/
10.16	Rescission Agreement dated September 29, 2002 between the Company and David Arbeitel./(16)/
10.17	Separation Agreement and General Release dated October 31, 2002 between the Company and David Arbeitel./(16)/
10.18	Employment Agreement dated May 20, 2002 between the Company and Ted Kaminer./(15)/
10.19	Employment Agreement dated February 25, 2002, between the Company and William Whitney./21/
10.20	Employment Agreement dated August 15, 2003, between the Company and Norman E. Corn./22/
10.21	Employment Agreement dated September 15, 2003, between the Company and Patrick E. Delaney./20/
10.22	Lease Agreement dated July 21, 2003 by and between the Company and 116 Corporate Boulevard, LLC, Inc.*
16.1	Letter dated October 31,2003, from Deloitte & Touche, LLP. to the Securities and Exchange Commission./(10)/
21.1	List of Subsidiaries./(14)/
31.1	Certification of CEO Pursuant to Section 302 of the Sarbanes Oxley Act of 2002.*
31.2	Certification of CFO Pursuant to Section 302 of the Sarbanes Oxley Act of 2002.*
32.1	Certification of CEO Pursuant to Section 906 of the Sarbanes Oxley Act of 2002.*
32.2	Certification of CFO Pursuant to Section 906 of the Sarbanes Oxley Act of 2002.*

(1) Incorporated by Reference to the Company's Registration Statement on Form S-8 filed on August 15, 1995.
(2) Incorporated by Reference to the Company's Registration Statement on Form S-8 filed on April 22, 1999.
(3) Incorporated by reference to the Company's Registration Statement on Form S-8 filed on March 17, 2000.
(4) Incorporated by reference to the Company's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1999.
(5) Incorporated by reference to the Company's Annual Report on Form 10-KSB filed on June 28, 2000.
(6) Incorporated by Reference to the Company's Current Report on Form 8-K filed on March 12, 1999.
(7) Incorporated by reference to the Company's Quarterly report on Form 10-QSB filed on November 14, 2000
(8) Incorporated by reference to the Company's Annual report on Form 10-KSB filed on June 29, 2001.
(9) Incorporated by reference to the Company's Registration Statement on Form S-8 filed on November 17, 2000.
(10) Incorporated by reference to the Company's Annual report on Form 8-KSB filed on October 31, 2003.
(11) Incorporated by Reference to the Company's Current Report on Form 8-K filed on October 23, 2001.
(12) Incorporated by Reference to the Company's Current Report on Form 8-K filed on October 24, 2001.
(13) Incorporated by reference to the Company's Annual Report on Form 10-KSB for the fiscal year ended March 31, 2002, as filed on July 1, 2002.

(14) Incorporated by reference to the Company's Annual Report on Form 10-KSB/A, Amendment No.2, for the fiscal year ended March 31, 2002, as filed on August 2, 2002.
(15) Incorporated by reference to the Company's Quarterly Report on Form 10-QSB filed on August 14, 2002.
(16) Incorporated by reference to the Company's Quarterly Report on Form 10-QSB filed on November 14, 2002.
(17) Incorporated by Reference to the Company's Registration Statement on Form S-8 filed on January 11, 2002.
(18) Incorporated by Reference to the Company's Registration Statement on Form S-3 filed on March 4, 2002.
(19) Incorporated by Reference to the Company's Definitive Proxy Statement filed on September 16, 2002.
(20) Incorporated by reference to the Company's Quarterly Report on Form 10-QSB filed on November 17, 2003.
(21) Incorporated by reference to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002, as filed on April 15, 2003.
(22) Incorporated by reference to the Company's Quarterly Report on Form 10QSB filed on September 12, 2003.

* Filed herewith

(b) Reports on Form 8-K

On November 3, 2003, the Company filed a report on Form 8-K reporting the change of its independent principal accountants.

Item 14. Principal Accountant Fees and Services

	Year Ended December 31, 2003	Year Ended December 31, 2002
Audit Fees	$116,870	$73,657
Audit Related Fees	0	0
Tax Fees (1)	$15,000	$30,000
All Other Fees	0	0

(1) Preparation of federal, state and local income and franchise taxes.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 29, 2004

ION NETWORKS, INC.

By: /s/ Norman E. Corn
Norman E. Corn
Chief Executive Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 29, 2004:

Signature	Title
/s/ Norman E. Corn Norman E. Corn	Chief Executive Officer
/s/ Patrick E. Delaney Patrick E. Delaney	Chief Financial Officer
/s/ Stephen M. Deixler Stephen M. Deixler	Chairman of the Board of Directors
/s/ Baruch Halpern Baruch Halpern	Director
/s/ Frank Russo Frank Russo	Director

ION Networks, Inc. and Subsidiaries
Consolidated Financial Statements
For the Year Ended December 31, 2003 and Nine Months Ended December 31, 2002

INDEX

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
ION Networks, Inc.
South Plainfield, New Jersey

We have audited the accompanying balance sheet of ION Networks, Inc. as of December 31, 2003, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ION Networks, Inc. as of December 31, 2003, and the consolidated results of their operations and theircash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's recurring losses from operations and its difficulty in generating sufficient cash flow to meet its obligations and sustain its operations raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Marcum & Kliegman LLP

New York, New York
February 19, 2004

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
ION Networks, Inc. and Subsidiaries
Piscataway, New Jersey

We have audited the consolidated balance sheet (not separately included herein) of ION Networks, Inc. and subsidiaries (the "Company") as of December 31, 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for the nine months ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2002, and the results of its operations and its cash flows for the nine months ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the 2002 financial statements, the Company's recurring losses from operations and its difficulty in generating sufficient cash flow to meet its obligations and sustain its operations raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 1 to the financial statements, effective April 1, 2002, the Company changed its fiscal year end from March 31 to December 31.

/s/ DELOITTE & TOUCHE LLP

March 11, 2003
Parsippany, New Jersey

ION Networks, Inc.

Balance Sheet

Assets	December 31, 2003
Current assets	
Cash and cash equivalents	$ 357,711
Accounts receivable, less allowance for doubtful accounts of $66,549	397,744
Inventory, net	702,042
Prepaid expenses and other current assets	128,138
Total current assets	1,585,635
Property and equipment, net	57,432
Capitalized software, less accumulated amortization of $3,796,836	448,288
Other assets	13,301
Total assets	$ 2,104,656
Liabilities and Stockholders' Equity	
Current liabilities	
Current portion of capital leases	$ 73,551
Current portion of long-term debt	2,202
Accounts payable	340,740
Accrued expenses	574,930
Deferred income	200,305
Sales tax payable	52,640
Other current liabilities	53,337
Total current liabilities	$ 1,297,705
Long term debt, net of current portion	9,441
Commitments and contingencies	
Stockholders' Equity	
Preferred stock – par value $.001 per share; authorized 1,000,000 shares, 200,000 shares designated Series A; 166,835 shares issued and outstanding (Aggregate Liquidation Preference $300,303)	167
Common stock – par value $.001 per share; authorized 50,000,000 shares; 24,875,500 shares issued and outstanding	24,876
Additional paid-in capital	44,585,740
Notes receivable from former officers	(486,535)
Accumulated deficit	(43,326,738)
Total stockholders' equity	797,510
Total liabilities and stockholders' equity	$ 2,104,656

The accompanying notes are an integral part of these financial statements.

ION Networks, Inc. and Subsidiaries
Consolidated Statements of Operations

	Year Ended December 31, 2003		Nine Months Ended December 31, 2002	
Net sales	$	3,342,620	$	3,335,160
Cost of sales		866,371		1,142,902
		2,476,249		2,192,258
Less inventory write downs		26,002		285,135
Gross Margin		2,450,247		1,907,123
Research and development expenses		503,146		766,521
Selling, general and administrative expenses		2,452,031		5,519,665
Depreciation and amortization expenses		736,694		835,315
Restructuring, asset impairments and other (credits) charges		(405,402)		662,828
Loss from operations		(836,222)		(5,877,206)
Interest income		19,872		36,781
Interest expense		(14,593)		(19,524)
Loss before income taxes		(830,943)		(5,859,949)
Income tax benefit		227,151		231,427
Net loss	$	(603,792)	$	(5,628,522)
Per share data				
Basic and diluted	$	(0.03)	$	(0.25)
Weighted average number of common shares outstanding Basic and diluted		23,900,500		22,843,009

The accompanying notes are an integral part of these financial statements.

ION Networks, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Year Ended December 31, 2003	Nine Months Ended December 31, 2002
Cash flows from operating activities		
Net loss	$ (603,792)	$ (5,628,522)
Adjustments to reconcile net loss to net cash from operating activities:		
Restructuring, asset impairments and other charges, non-cash	(405,402)	508,458
Depreciation and amortization	736,694	835,315
Provision for inventory obsolescence	(26,002)	(285,135)
Non-cash stock-based compensation charge	(95,000)	95,000
(Cancellation) of restricted stock	-	(81,112)
Notes receivable from officers	(13,130)	64,245
Reserve allowance of related party note receivable	-	83,657
Deferred compensation	-	62,893
Changes in operating assets and liabilities:		
Accounts receivable	164,018	959,468
Inventory	583,228	49,993
Prepaid expenses and other current assets	75,796	280,450
Other assets	1,577	-
Accounts payable and other accrued expenses	(690,303)	301,107
Accrued payroll and related liabilities	(82,543)	(168,232)
Deferred income	45,284	39,094
Sales tax payable	(31,385)	(104,410)
Other current liabilities	(35,980)	15,394
Net cash used in operating activities	(376,940)	(2,972,337)
Cash flows from investing activities		
Acquisition of property and equipment	-	(40,702)
Capitalized software expenditures	(214,996)	(339,688)
Proceeds from sale of equipment	30,129	-
Restricted cash	125,700	-
Net cash used in investing activities	(59,167)	(380,390)
Cash flows from financing activities		
Repayment of restricted stock note	-	12,264
Repayment of debt	(85,135)	(88,678)
Issuances of preferred stock, net	-	285,303
Net cash (used in) provided by financing activities	(85,135)	208,889
Effect of exchange rates on cash	13,269	(41,135)
Net decrease in cash and cash equivalents	(507,973)	(3,184,973)
Cash and cash equivalents – beginning of period	865,684	4,050,657
Cash and cash equivalents – end of period	$ 357,711	$ 865,684
Supplemental information		
Cash paid during period for interest	$ 13,650	$ 19,553
Cash paid for taxes	$ 0	$ 117,401

The accompanying notes are an integral part of these financial statements.

ION Networks, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
For the Nine Months Ended December 31, 2002 and for the Year Ended December 31, 2003

	Preferred		Common						
	Shares	Stock	Shares	Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Notes Receivable from former Officers	Deferred Compensation	Total Stockholders' Equity
Balance, March 31, 2002	-	-	25,138,000	$ 25,138	$ 44,381,454	$ (37,094,424)	$ 27,866	$ (549,914)	$ (62,893)	$ 6,727,227
Comprehensive loss										
Net loss						(5,628,522)				(5,628,522)
Translation adjustments							(41,135)			(41,135)
Total comprehensive loss										(5,669,657)
Issuances of preferred stock	166,835	167			285,136					285,303
Cancellation of restricted shares			(262,500)	(262)	(80,850)					(81,112)
Notes receivable from officers								76,509		76,509
Deferred compensation									62,893	62,893
Non-cash stock-based compensation					95,000					95,000
Balance, December 31, 2002	166,835	$ 167	24,875,500	$ 24,876	$ 44,680,740	$ (42,722,946)	$ (13,269)	$ (473,405)	-	$ 1,496,163
Comprehensive loss										
Net loss						(603,792)				(603,792)
Translation adjustments							13,269			13,269
Total comprehensive loss										(590,523)
Notes receivable from officers								(13,130)		(13,130)
Non-cash stock-based compensation					(95,000)					(95,000)
Balance, December 31, 2003	166,835	$ 167	24,875,500	$ 24,876	$ 44,585,740	$ (43,326,738)	$ -	$ (486,535)	-	$ 797,510

The accompanying notes are an integral part of these financial statements.

1. Organization and Basis of Presentation

The Company

ION Networks, Inc. (the "Company"), a Delaware corporation founded in 1999 through the combination of two companies -- MicroFrame, a New Jersey Corporation (the predecessor entity to the Company, originally founded in 1982), and SolCom Systems Limited, a Scottish corporation located in Livingston, Scotland (originally founded in 1994), designs, develops, manufactures and sells network and information security and management products to corporations, service providers and government agencies. The Company's hardware and software suite of products are designed to form a secure auditable portal to protect IT and network infrastructure from internal and external security threats. ION's products operate in the IP, data center, telecommunications and transport, and telephony environments and are sold by a direct sales force and indirect channel partners mainly throughout North America and Europe.

Our consolidated financial statements have been prepared on the basis that we will continue as a going concern, which contemplates the realization and satisfaction of liabilities and commitments in the normal course of business. At December 31, 2003, we had an accumulated deficit of $43,326,738 and a working capital position of $287,930. We also had net losses of $603,792 for the year ended December 31, 2003 and $5,628,522 for the nine months ended December 31, 2002.

During 2003, the Company stabilized its excessive negative cash flow and in fact increased its cash and cash equivalent position from a low of less than $100,000 at September 30, 2003 to approximately $357,000 at December 31, 2003. The Company continues to have a delicate cash position and while the future viability of the organization has significantly improved, it is necessary for it to continue to strictly manage expenditures and to increase revenues. In addition, it is the intention of the new management team, hired in the quarter ended September 30, 2003, to secure additional financing during 2004 to accelerate growth and insure long-term viability.

Basis of Presentation

Effective April 1, 2002, the Company changed its fiscal year end from March 31 to December 31. The consolidated financial statements include the presentation of the transition period beginning April 1, 2002 and ending on December 31, 2002.

The following table presents certain financial information for the years ended December 31, 2003 and 2002:

	Year Ended December 31,	
	2003	2002 (unaudited)
Net Sales	$ 3,342,260	$ 5,411,357
Gross Margin	2,450,247	3,022,235
Loss from operations before income tax	(830,943)	(7,053,131)
Income tax benefit	227,151	255,791
Net loss	$ (603,792)	$ (6,846,068)
Basic and Diluted earnings per share	$ (0.03)	$ (0.30)
Weighted average common shares	23,900,500	22,843,009

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of ION Networks, Inc. and its subsidiaries (collectively, the "Company"). All material inter-company balances and transactions have been eliminated in consolidation.
Due to cost containment in 2003, the Company ceased its operations in Belgium and Scotland.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

The significant estimates include the allowance for doubtful accounts, allowance for inventory obsolescence, capitalized software including estimates of future gross revenues, and the related amortization lives, deferred tax asset valuation allowance and depreciation and amortization lives.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Allowance for Doubtful Accounts Receivable

Accounts receivable are reduced by an allowance to estimate the amount that will actually be collected from our customers. Many of our customers have been adversely affected by economic downturn in the telecommunications industry. If the financial condition of our customers were to materially deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.

Inventory, net

Inventories are stated at the lower of cost (average cost) or market. Reserves for slow moving and obsolete inventories are provided based on historical experience and current product demand. If our estimate of future demand is not correct or if our customers place significant order cancellations, inventory reserves could increase from our estimate. We may also receive orders for inventory that has been fully or partially reserved. To the extent that the sale of reserved inventory has a material impact on our financial results, we will appropriately disclose such effects. Our inventory carrying costs are not material; thus we may not physically dispose of reserved inventory immediately.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which are generally two to five years. Expenditures for maintenance and repairs, which do not extend the economic useful life of the related assets, are charged to operations as incurred. Gains or losses on disposal of property and equipment are reflected in the statements of operations in the period of disposal.

Capitalized Software

The Company capitalizes computer software development costs in accordance with the provisions of Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS No. 86"). SFAS No. 86 requires that the Company capitalize computer software development costs upon the establishment of the technological feasibility of a product, to the extent that such costs are expected to be recovered through future sales of the product. Management is required to use professional judgment in determining whether development costs meet the criteria for immediate expense or capitalization. These costs are amortized by the greater of the amount computed using (i) the ratio that current gross revenues from the sales of software bear to the total of current and anticipated future gross revenues from the sales of that software, or (ii) the straight-line method over the estimated useful life of the product. As a result, the carrying amount of the capitalized software costs may be reduced materially in the near term.

We record impairment losses on capitalized software and other long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. The net carrying value of assets not recoverable is reduced to fair value. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our estimates.

The Company capitalized $214,996 and $339,688 of software development costs for the year ended December 31, 2003 and the nine months ended December 31, 2002, respectively. Amortization expense totaled $531,136 and $483,723 for the year December 31, 2003 and for the nine months ended December 31, 2002, respectively.

Research and Development Costs

The Company charges all costs incurred to establish the technological feasibility of a product or enhancement to research and development expense in the period incurred.

Advertising Costs

The Company expenses advertising cost as incurred. The Company incurred approximately $1,000 and $17,726 for the year ended December 31, 2003 and the nine months ended December 31, 2002, respectively.

Revenue Recognition Policy

The Company recognizes revenue from product sales to end users, value-added resellers (VARs) and original equipment manufacturers (OEMs) upon shipment if no significant vendor obligations exist and collectibility is probable. We do not offer our customers the right to return products, however the Company records warranty costs at the time revenue is recognized. Management estimates the anticipated warranty costs but actual results could differ from those estimates. Maintenance contracts are sold separately and maintenance revenue is recognized on a straight-line basis over the period the service is provided, generally one year.

Shipping and Handling Costs

Shipping and handling costs incurred are billed to the customer and included as part of cost of sales.

Fair Value of Financial Instruments

The carrying value of items included in working capital and debt approximates fair value because of the relatively short maturity of these instruments.

Net Loss Per Share of Common Stock

Basic net loss per share excludes dilution for potentially dilutive securities and is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net loss per share reflects the potential dilution that could occur if securities or other instruments to issue common stock were exercised or converted into common stock. Potentially dilutive securities are excluded from the computation of diluted net loss per share when their inclusion would be antidilutive. A reconciliation between basic and diluted weighted average shares outstanding is as follows:

	Year Ended December 31, 2003	Nine Months Ended December 31, 2002
Weighted average shares outstanding, basic	23,900,500	22,843,009
Dilutive shares issuable in connection with stock plans and warrants granted	-	327,870
Conversion of preferred stock to common stock	1,668,350	661,273
Weighted average shares outstanding, diluted*	25,568,850	23,832,152

* Since there was a loss attributable to common shareholders in these periods, the basic weighted average shares outstanding were used in calculating diluted loss per share, as inclusion of the incremental shares shown in this calculation would be antidilutive. Potential common shares of 3,115,155 and 989,143 for the year ended December 31, 2003 and the nine month period ended December 31, 2002, repectively, were excluded from the computation of diluted earnings per share.

Stock Compensation

The Company records stock-based employee compensation arrangements in accordance with provisions of Accounting Principals Board ("APB") Opinion No. 25, *"Accounting for Stock Issued to Employees"*, and complies with the disclosure requirements of Statement of Financial Accounting Standards ("SFAS") No. 123, *"Accounting for Stock-Based Compensation" as amended by SFAS No. 148 "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123," issued* in December 2002. Under APB Opinion No. 25, compensation expense is based on the difference, if any, generally on the date of grant, between the fair value of our stock and the exercise price of the option. Equity instruments issued to non-employee vendors are recorded in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") Issue No. 96-18, "Accounting for Equity Instruments That are Issued to Other Than Employees from Acquiring, or in Conjunction with Selling, Goods and Services". All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counter party's performance is complete.

During the year ended December 31, 2003 there were no options issued. The weighted-average fair values at date of grant for options granted during the nine months ended December 31, 2002 was $0.32. The fair value of each option grant for the Company's common stock is estimated on the date of the grant using the Black Scholes option pricing model.

	December 31, 2002
Expected Volatility	135.27%
Risk-free interest rate	3.96
Expected option lives	5.48 years

If the Company had elected to recognize compensation costs based on the fair value at the date of grant for awards. Compensation expense for the year ended December 31, 2003 and the nine months ended December 31, 2002, consistent with the provisions of SFAS No. 123, the Company's net loss and basic and diluted net loss per share would have increased to the pro forma amounts indicated below: by $217,158 and $.01 and $201,279 and $.01, respectively, for the year ended December 31, 2003 and the nine months ended December 31, 2002.

	Year Ended December 31, 2003	Nine months ended December 31, 2002
Net loss		
As reported	$(603,792)	$(5,628,522)
Deduct: Stock based employee compensation determined under the fair value methods	217,158	201,279
Pro forma net loss	$(820,950)	$(5,829,801)
Basic and diluted net loss per share of common stock		
As reported	(0.03)	(0.25)
Pro forma	(0.03)	(0.26)

Foreign Currency Translation

The financial statements of the foreign subsidiaries were prepared in local currency and translated into U.S. dollars based on the current exchange rate at the end of the period for the balance sheet and a weighted-average rate for the period on the statement of operations. Translation adjustments are reflected as foreign currency translation adjustments in stockholders' equity and, accordingly, have no effect on net loss. Transaction adjustments for the foreign subsidiaries are included in income and are not material. The Company ceased its foreign operations during the year ended December 31, 2003.

Income Taxes

Deferred income tax assets and liabilities are computed annually based on enacted tax laws and rates for temporary differences between the financial accounting and income tax bases of assets and liabilities. A valuation allowance is established, when necessary, to reduce deferred income tax assets to the amount that is more likely than not to be realized.

Warranty Costs

The Company estimates its warranty costs based on historical warranty claim experience. Future costs for warranties applicable to sales recognized in the current period are charged to cost of sales. The warranty accrual is reviewed quarterly to reflect the remaining obligation. Adjustments are made when actual warranty claim experience differs from estimates. The warranty accrual included in other current liabilities as of December 31, 2003 approximated $48,400.

Reclassifications

Certain amounts in the financial statements for the nine month period ended December 31,2002 and year ended March 31, 2002 have been reclassified to conform to the presentation of the financial statements for the year ended December 31, 2003.

3. Restructuring, Asset Impairments and Other Charges

As a result of the Company being notified by the landlord to cancel its lease effective August 15, 2003 at the Piscataway, NJ facility, the net book value of leasehold improvements amounting to $28,955 were written-off. In addition, the Company was required to sell property and equipment in order to move into its smaller newly leased facility. At June 30, 2003 the Company recorded an impairment of $163,662 which represents the difference between the cash proceeds of the August 2003 sale and carrying value prior to the impairment.

During the quarter ended June 30, 2003, the Company completed its voluntary liquidation of its UK subsidiary. As a result of the liquidation, the Company reversed its prior restructuring accrual of $508,458, which was recorded in fourth quarter 2002, related to the remaining long-term lease, and other operating accruals of $294,704. These accruals were reflected in the consolidated statement of operations as part of restructuring and SG&A expenses.

During the quarter ended September 30,2003 the Company successfully negotiated a settlement of a $243,071 open payable due to Xetel for a payment of $30,000 and a forgiveness of debt in the amount of $213,071.

The components of the restructuring, asset impairments and other charges are as follows:

	Asset Impairment	Restructuring	Other Charges	Total
First Quarter 2003 charges	$ -	$ 123,510	$ -	$ 123,510
Second Quarter 2003 charges	192,617	(508,458)	-	(315,841)
Third Quarter 2003 charges	-	-	(213,071)	(213,071)
Fourth Quarter 2003 charges	-	-	-	-
Total	$ 192,617	$ (384,948)	$ (213,071)	$ (405,402)

The Company is in negotiations with the landlord from the Fremont, California location for the disposition of the reserved amount of $123,510. The Company has not occupied the space since approximately March 2003 and the successful outcome of the negotiations cannot be assured, however, the Company believes that the amount should not exceed the reserved amount of $123,510.

During the quarter ended December 31, 2002 the Company separated with thirteen employees which resulted in a restructuring charge during the quarter of $154,370 in severance and other related matters, all of which has been paid prior to December 31, 2002.

Also during the quarter ended December 31, 2002, the Company abandoned the space at SolCom House, Livingston, Scotland that was leased by its subsidiary ION Networks, Ltd. As a result, the Company recorded a charge of $508,458 in the quarter ended December 31, 2002 for the remainder of the lease term that expires on August 31, 2011.

In January 2003, the Company's sub-tenant, Multipoint voluntarily filed for Chapter 7 Bankruptcy with the U.S. Bankruptcy Court for the District of New Jersey. As a result of consideration of Multipoint's financial condition, culminating with the bankruptcy, the Company wrote-off an amount of $122,550 for the unpaid balance of rent due from Multipoint which is included in selling and general and administrative expenses.

4. Inventory

Inventory, net of reserves of $198,734, consists of the following:

	December 31, 2003
Raw materials	$ 62,851
Work-in-progress	47,044
Finished goods	592,147
Inventory , net	$ 702,042

Consistent with the downturn in markets served by us, we evaluated our inventory levels in light of actual and forecasted revenue. As a result, we recorded a charge of $26,002 and $285,135 to cost of sales for the year ended December 31, 2003 and the nine months ended December 31, 2002, respectively, related to reserves for excess and obsolete inventory. We will continue to monitor our excess reserves and to the extent that inventory that has been reserved as excess is ultimately sold by us, such amounts will be disclosed in the future.

5. Property and Equipment, net

Property and equipment consists of the following:

	December 31, 2003
Computer and other equipment	$ 807,123
Furniture and fixtures	68,408
	875,531
Less accumulated depreciation	818,099
Property and equipment, net	$ 57,432

Depreciation expense for property and equipment for the year ended December 31, 2003 and the nine months ended December 31, 2002, amounted to $205,558 and $351,592. During the year ended December 31, 2003 and the nine months ended December 31, 2002, the Company retired both fully and not fully depreciated assets amounting to $1,730,369 and $847,785, respectively. During the year ended December 31, 2003 the Company relocated it's headquarters and therefore, recorded an asset impairment charge of $192,617 to recognize the retirement of assets not fully depreciated.

6. Debt

In 1998, the Company entered into two equipment loan agreements for its Belgium subsidiary. The first loan is for approximately $50,000, the loan was due July 2003 and bore an interest rate of 5.2%. The second loan was for approximately $30,000, the loan was due February 2003 and bore an interest rate of 2.5%. At December 31, 2003 there is no outstanding balance under either term loan. During the year ended December 31, 2003, the Company ceased its operations in Belgium.

Due to the expiration of the Company's $1,500,000 line of credit on September 30, 2000, the Company pledged $375,000 on September 7, 2000 as collateral on an outstanding letter of credit related to the required security deposit for the Company's Piscataway, New Jersey corporate headquarters facility. On November 9, 2001, the Company entered into an agreement with the landlord for its Piscataway, NJ facility to amend the Lease Agreement dated February 18, 1999. The amendment allowed the Company to use $250,000 of its restricted cash from the letter of credit towards the rent payments for 10 months starting January 2002. On January 10, 2002, the Landlord received the $250,000 from the letter of credit per the above mentioned lease amendment. The Company agreed to replenish the letter of credit by November 2003. On March 17, 2003 the Company entered into an agreement with the landlord to amend the lease for its Piscataway, NJ facility to reduce the letter of credit to $60,000 and to replenish it by December 2003. The Company moved its corporate location as of August 15, 2003 from its Piscataway, NJ facility and no longer holds any obligations for a security deposit.

7. Income Taxes

As of December 31, 2003, the Company has available federal and state net operating loss carry forwards of approximately $42,188,000 and $23,836,000, respectively, to offset future taxable income. The federal net operating loss carry forwards expire during the years 2011 through 2024. In addition, the Company has investment credit and research and development credit carry forwards aggregating approximately $405,000, which may provide future tax benefits, expiring from 2008 through 2020.

The Company acquired a corporation business tax benefit certificate pursuant to New Jersey law which relates to the surrendering of unused net operating losses. For the year ended December 2003 and the nine months ended December 31, 2002, the Company received a benefit of $227,151 and $236,728, respectively.

The components of the income tax benefit for the year ended December 31, 2003 and the nine months ended December 31, 2002 are as follows:

		December 31, 2003		December 31, 2002
Current				
Federal	$	227,151		236,728
State		-		-
Foreign		-		(5,301)
Subtoal	$	227,151	$	231,427
Deferred				
Federal		-		-
State		-		-
	$	227,151	$	231,427

The reasons for the difference between the Company's effective tax rate and the United States federal statutory rate are as follows:

	December 31, 2003	December 31, 2002
Effective tax rate reconciliation		
Statutory federal tax rate	(34)%	(34)%
State taxes, net of federal benefit	(6)	(6)
Effect of recording valuation allowance on net operating loss carry forwards	39	39
Sale of state net operating losses and other	1	(8)
	-	-9%

The tax effect of temporary differences which make up the significant components of the net deferred tax asset and liability at

December 31, 2003 and 2002 are as follows:

	December 31, 2003	December 31, 2002
Current deferred tax assets		
Inventory reserves	$ 132,850	$ 367,511
Accrued expenses	36,610	71,102
Allowance for doubtful accounts	60,100	69,671
Total current deferred tax assets	229,560	508,284
Valuation allowance	(229,560)	(508,284)
Net current deferred tax assets	-	-
Noncurrent deferred tax assets		
Depreciation and amortization	250,000	250,000
Net operating loss carry forwards	14,343,920	16,304,184
Research and development credit	405,078	254,523
Alternative minimum tax credit	-	20,125
Total noncurrent deferred tax assets	14,998,998	16,828,832
Valuation allowance	(14,784,003)	(16,329,571)
Net noncurrent deferred tax assets	214,995	499,261
Noncurrent deferred tax liabilities		
Capitalized software	(214,995)	(499,261)
Total noncurrent deferred tax liabilities	$ (214,995)	$ (499,261)
Net noncurrent deferred tax (liabilities) assets	$ -	$ -

The Company has recorded a full valuation allowance against the deferred tax assets, including the federal and state net operating loss carry forwards as management believes that it is more likely than not that substantially all of the deferred tax assets will not be realized.

8. Stockholders' Equity

Preferred Stock – On September 13, 2002 the Company received equity financing in the amount of $300,303 ($285,303, net of issuance costs) for the issuance of 166,835 unregistered shares of the Company's preferred stock at $1.80 per share. The Company has designated 200,000 of the 1,000,000 authorized shares of preferred stock as Series A Preferred Stock ("Preferred Stock"). Each share of Preferred Stock is convertible into 10 shares of the Company's common stock at the conversion price of $0.18 per share of common stock, which was the closing bid price of the Company's common stock on September 13, 2002. The Preferred Stock is non-voting, has a standard liquidation preference equal to its purchase price, and does not pay dividends. Proceeds of the equity financing will be used for working capital and general corporate purposes. All of the shares of Preferred Stock were purchased by directors and management of the Company.

Restricted Stock – Effective October 2001, the Company approved and granted 2,600,000 shares of restricted stock (the "Restricted Shares") to two executives stockholders at fair value. The Restricted Shares are subject to a repurchase right which will permit the Company to repurchase any shares which have not yet vested at the effective date of termination of the officers' employment, as defined in their employment agreements, for an amount equal to the purchase price per share paid by the officers. The Company received a series of partial recourse interest bearing (5.46% on an annual basis) promissory notes for the value of the Restricted Shares to be repaid by the officers. As of December 31, 2003 Mr. Kam Saifi owes approximately $290,718 (including approximately $32,718 of interest) for 2,000,000 Restricted Shares and; Mr. Cameron Saifi owes approximately $208,526 (including approximately $23,126 of interest) for 600,000 Restricted Shares.

The notes are to be repaid by the officers at the earlier of ten years or the date upon which the employees dispose of their shares or under certain circumstances, when the borrower's employment with the Company terminates for any reason. The issuance of the restricted shares and the notes receivable due from the former officers is recorded in the Company's financial statements. On July 7, 2003, Mr. Kam Saifi and Mr. Cameron Saifi separated from the Company. The Company is in the process of negotiating settlement agreements with the former officers.

The variable accounting method used to account for the partial recourse restricted stock granted to management resulted in a cashless charge of $95,000 for the period ended December 31, 2002. In accordance with accounting guidance for the partial recourse restricted stock granted to management resulted in a reversal of the cashless charge of $95,000 for the period ended December 31, 2003

Common Stock - On February 14, 2002 the Company sold 4,000,000 shares of common stock at a price of $0.87 per share, for total consideration of $3,480,000. In connection with this sale, warrants to purchase 1,120,000 shares of common stock with an exercise price of $1.25 were issued. The warrants expire on February 14, 2007.

Stock Option Plans

In June 2002, the Company adopted its 2002 Stock Incentive Plan (the "2002 Plan"). The 2002 Plan provides for the issuance of stock options, grants of common stock and stock appreciation rights covering up to 1,250,000 shares of common stock; provided, however, no more than 250,000 shares may be issued in connection with awards or stock appreciation rights. In January 2004, the Company discovered that the 2002 Plan was improperly approved without regard to rights granted to the holders of its Series A preferred stock which required prior approval of the holders of majority of Series A preferred stock prior to issuance or authorization of equity securities or instruments convertible into or exercisable for equity securities. No awards were made under 2002 Plan. The Company is taking the position that the 2002 Plan is invalid.

In November 2000, the Company adopted its 2000 Stock Option Plan (the "2000 Plan"). The aggregate number of shares of common stock for which options may be granted under the 2000 Plan is 3,000,000. The maximum number of options which may be granted to an employee during any calendar year under the 2000 Plan is 400,000. The term of these non-transferable stock options may not exceed ten years. The exercise price of these stock options may not be less than 100% (110% if the person granted such options owns more than ten percent of the outstanding common stock) of the fair value of one share of common stock on the date of grant. During the year ended December 31, 2003 and the nine month period ended December 31, 2002, the Company granted options to purchase zero and 838,000, shares, respectively. At December 31, 2003, 868,775 options were outstanding under the 2000 Plan, of which 660,875 options were exercisable.

The aggregate number of shares of common stock for which options may be granted under the 1998 Stock Option Plan (the "1998 Plan") is 3,000,000. The maximum number of options which may be granted to an employee during any calendar year under the 1998 Plan is 400,000. The term of these non-transferable stock options may not exceed ten years. The exercise price of these stock options may not be less than 100% (110% if the person granted such options owns more than ten percent of the outstanding common stock) of the fair value of one share of common stock on the date of grant. During the year ended December 31, 2003 and the nine months ended December 31, 2002, the Company granted no options to purchase shares. At December 31, 2003, 533,629 options were outstanding under the 1998 Plan, of which 482,800 options were exercisable.

In August 1994, the Company adopted its 1994 Stock Option Plan (the "1994 Plan"). The 1994 Plan, as amended, increased the number of shares of common stock for which options may be granted to a maximum of 1,250,000 shares. The term of these non-transferable stock options may not exceed ten years. The exercise price of these stock options may not be less than 100% (110% if the person granted such options owns more than ten percent of the outstanding common stock) of the fair market value of one share of common stock on the date of grant. During the year ended December 31, 2003 and the nine month period ended December 31, 2002, there were no option grants provided under the 1994 Plan. At December 31, 2003, 32,751 options were outstanding under the 1994 Plan, of which 32,751 options were exercisable.

Warrants

During July 2001 in connection with services being performed by a consultant, the Company issued warrants to purchase 48,000 shares of the Company's common stock at $0.62 per share, as of December 31, 2003 no warrants have been exercised. The warrants vested immediately and expire five years from the date of the grant. The Company recorded compensation expense of $13,199 based upon the fair value of the vested warrants as determined using the Black Scholes pricing model. In connection with the sale of common stock on February 14, 2003, warrants to purchase 1,120,000 shares of common stock with an exercise price of $1.25 were issued. The warrants expire on February 14, 2007.

During January 2002 in connection with services being performed by a consultant through June 30, 2002, the Company issued warrants to purchase 100,000 shares of the Company's common stock at $1.35 per share. Warrants to purchase an additional 50,000 shares of common stock are exercisable at $1.80, and the warrants vested immediately and expire three years from the date of the grant. The Company recorded compensation expense of $62,893 based upon the fair value of the vested warrants as determined using the Black Scholes pricing model.

Other Options

During September 1996, the Company issued options to certain officers and directors to purchase 620,000 shares of the Company's common stock, of which 420,000 vested immediately and 100,000 vested on April 1, 1998 and 1999. Options expire ten years from the date of grant. The exercise price of the options is equal to the market value of the Company's stock on the date of grant. There were no stock option exercised during the year ended December 31, 2003 and the nine months ended December 31, 2002. At December 31, 2003, 400,000 options were outstanding and exercisable.

During March 1999, the Company issued options to certain employees and consultants to purchase 20,000 shares of the Company's common stock, all of which vested on the first year anniversary of the date of the grant. The options expire six years from the date of the grant. The exercise price of the options is equal to the market value of the Company's common stock on the date of the grant. There were no stock options exercised during the year ended December 31, 2003 and the nine month period ended December 31, 2002. At December 31, 2003, 10,000 options were outstanding and exercisable.

Accounting for Stock-Based Compensation

The Company continues to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its options. During the year ended December 31, 2003 and the nine months ended December 31, 2002 the Company had recorded no compensation expense as no options were granted to employees below market value.

Details of the options granted are as follows:

	Shares	Weighted Average Exercise Price ($)	Option Price Per Share ($)
Options outstanding at March 31, 2002	4,928,260	1.92	0.12 to 36.44
Granted	838,000	0.44	0.16 to 0.79
Canceled	(2,099,158)	1.84	0.12 to 36.44
Exercised	-	-	-
Options outstanding at December 31, 2002	3,667,102	1.62	0.12 to 35.03
Granted	-	-	
Canceled	(1,821,947)	3.55	0.12 to 33.44
Exercised	-	-	
Options outstanding at December 31, 2003	1,845,155	1.52	0.12 to 35.03
Options exercisable at December 31, 2003	1,586,426	1.37	$ 0.12 to 35.03

Range of Exercise	Number Outstanding	Weighted Average Remaining Years of Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.00 – 7.53	1,774,990	3.2	$ 0.98	1,549,826	$ 1.02
$7.54 – 15.06	57,105	4.0	11.60	24,100	8.83
$15.06 – 22.59	3,000	1.05	22.00	3,000	22.00
$22.59 – 30.12	1,500	1.26	29.25	1,500	29.25
$30.12 – 37.65	8,560	1.44	34.47	8,000	34.43
$0.00 – 37.65	1,845,155	3.21	$ 1.52	1,586,426	$ 1.37

9. Commitments

Operating Leases

The Company entered into a lease on August 1, 2003 for approximately 7,000 square feet for its principal executive offices at 120 Corporate Blvd., South Plainfield, New Jersey. The base rent is $4,505 per month effective October 2003 through July 2006. The Company is also obligated to make additional payments to the landlord relating to certain taxes and operating expenses.

As a result of the Company being notified by the landlord of their intent to cancel its lease effective August 15, 2003, the Company no longer occupies the space at 1551 S. Washington Avenue, Piscataway, New Jersey. The Company entered into the lease on February 18, 1999 for approximately 26,247 square feet for its principal executive offices. On March 17, 2003, the Company signed an amendment with the landlord reducing the space from 26,247 to 12,722 square feet and the rent from $50,153.64 to $20,143.17 per month effective March 1, 2003. The Company was also obligated to make additional payments to the landlord relating to certain taxes and operating expenses.

The Company abandoned the lease space at 48834 Kato Road, Fremont, California in the Bedford Fremont Business Center. This lease commenced on June 1, 1999 and is for a term of 60 months with monthly rent payable by the Company to the landlord as follows: $7,360 per month for the first 12 months of the term; $7,590 per month for months 13-24; $7,820 per month for months 25-36; $8,050 per month for months 37-48; and $8,280 per month for months 49-60. The Company entered into an abandonment agreement with the landlord in March of 2003. As a result, the Company recorded a one-time restructure charge of $ 139,610 in the quarter ended March 31, 2003. This amount represents the total lease payments from December 2002 to May 2004 offset by landlords stated sub-lease rental payments. However, the Company and Landlord have no settlement agreement in place at this time.

The Company leases certain equipment under agreements which are classified as capital leases. Each of the capital lease agreements expire within five years and have purchase options at the end of the lease term.

Future minimum payments, by year and in the aggregate, under non-cancelable operating and capital leases as of December 31, 2003 are as follows:

	Capital Leases		Operating Leases	
Year ending December 31,				
2004	$	76,410	$	77,016
2005		-		77,016
2006		-		44,926
Total minimum lease payments	$	76,410	$	198,958
Less amount representing interest		2,859		
Present value on net minimum lease payment	$	73,551		

Rent expense under operating leases for the year ended December 31, 2003 and the nine months ended December 31, 2002 was $210,796 and $1,165,118 (including a charge of $508,458 for abandoning the Livingston, Scotland lease), respectively.

10. Contingent Liabilities

In the normal course of business the Company and its subsidiaries may be involved in legal proceedings, claims and assessments arising in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance.

11. Employee Benefit Plans

Effective April 1, 1993, the Company adopted a defined contribution savings plan. The terms of the plan provide for eligible employees who have met certain age and service requirements to participate by electing to contribute up to 15% of their gross salary to the plan, as defined, with the Company matching 30% of an employee's contribution in cash up to a maximum of 6% of gross salary, as defined. Company contributions vest at the rate of 25% of the balance at each employee's second, third, fourth, and fifth anniversary of employment. The employees' contributions are immediately vested. The Company's contribution to the savings plan for the nine months ended December 31, 2002 was $26,342. As of January 1, 2003, the Company per the provisions of the plan decided not to make discretionary contribution until further notice.

12. Geographic Information

The Company's headquarters, physical production and shipping facilities are located in the United States. The Company's domestic and foreign export sales for the year ended December 31, 2003 and the nine months ended December 31, 2002 are as follows:

	Year Ended December 31, 2003	Nine Months Ending December 31, 2002
United States	$ 2,743,170	$ 2,811,899
Europe	477,153	430,859
Pacific Rim	122,188	48,685
Other	109	43,717
	$ 3,342,620	$ 3,335,160

The Company sold a substantial portion of its products to four customers. Sales to these customers amounted to $1,562,410 (46% of net sales) and $1,591,107 (48% of net sales) for the year ended December 31, 2003 and the nine months ended December 31, 2002, respectively. For the year ended December 31, 2003, our most significant customers were Avaya, Inc. (18% of net sales), Siemens (12% of net sales), Qwest (9% of net sales) and MCI Worldcom (7% of net sales). For the nine-months ended December 31, 2002, our most significant customers were SBC (13% of net sales), Sprint (12% of net sales) Avaya Inc.(12% of net sales) and Siemens (11% of net sales).

The loss of any of these four customers or a significant decline in sales volumes from any of these four customers could have a material adverse effect on the Company's financial position, results of operations and cash flows.

13. Concentration of Credit Risk

The Company maintains deposits in a financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000. At December 31, 2003 and periodically throughout 2003, the Company had deposits in this financial institution in excess of the amount insured by the FDIC.

The Company designs its products utilizing readily available parts manufactured by multiple suppliers and the Company currently relies on and intends to continue to rely on these suppliers. The Company has been and expects to continue to be able to obtain the parts generally required to manufacture its products without any significant interruption or sudden price increase, although there can be no assurance that the Company will be able to continue to do so.

The Company sometimes utilizes a component available from only one supplier. If a supplier were to cease to supply this component, the Company would most likely have to redesign a feature of the affected device. In these situations, the Company maintains a greater supply of the component on hand in order to allow the time necessary to effectuate a redesign or alternative course of action should the need arise.

14. Supplemental Cash Flow Information

	Year Ended December 31, 2003	Nine Months Ending $ December 31, 2002
Other Non-Cash Investing and Financing Activities		
Options and warrants issued to consultants as non-cash compensation	$ -	$ 62,893
Non-cash stock-based compensation charge	$ (95,000)	$ 95,000

15. Related Party Transactions

During April 2000, the Company issued a loan (the "Loan") to the former Chief Executive Officer (the "Former CEO") of the Company in the amount of $750,000. The Loan accrues interest at a rate of LIBOR plus 1%. This Loan had an original maturity date of the earlier of April 2005 or thirty days after the Company for any reason no longer employed the Former CEO.

The Former CEO resigned his position at the Company effective September 29, 2000. On October 5, 2000, the Company entered into an agreement with the Former CEO pursuant to which the $750,000 promissory note for the Loan was amended to extend the due date to April 30, 2001, and to provide that interest on the note shall accrue through September 29, 2000. Pursuant to the terms of the Separation and Forbearance Agreement between the Company and the Former CEO, the Former CEO also agreed to reimburse the Company for certain expenses totaling $200,000, to be paid over a period of six months ending March 31, 2001. During the year ended March 31, 2001, $50,000 of the amounts owed to the Company by the Former CEO was repaid and $22,000 has been recorded as a non-cash offset as a result of earned but unpaid vacation owed to the Former CEO. During the year ended March 31, 2002, $813,593 was repaid. At December 31, 2003, the total amount owed to the Company by the Former CEO was approximately $175,154, which includes interest accrued through December 31, 2003. The full amount has been recorded as a reserve against the note receivable. The Company will continue to attempt to collect the note receivable.

The Company entered into a definitive Sublease Agreement with Multipoint Communications, LLC (the "Tenant") on April 17, 2002 to sublease approximately 5,400 square feet of its facility for a period of 24 months. As part of the rental payment the Company was to be issued shares totaling the value of $77,400, which shall be based on the per share price of the Tenant's common stock as priced in the first round of institutional financing (the "Financing") which was intended to close on or before June 30, 2002. The Financing did not close by June 30, 2002, consequently, the Tenant was required to pay the Company additional rent in the amount of $4,300 per month commencing on July 1, 2002. The Chairman of the Board of Directors of the Company served as a Chief Financial Officer of the tenant until November 2002. On or about January 16, 2003, the Tenant voluntarily filed for Chapter 7 bankruptcy with the U.S. Bankruptcy Court for the District of New Jersey. As a result, the Company wrote off an amount of $122,550 which is included in selling, general and administrative expenses.

16. New Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46", "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31,2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after December 15, 2003. In December 2003, the FASB issued Interpretation No. 46R ("FIN 46") which revised certain provisions of FIN 46. Publicly reporting entities that are small business issuers may apply FIN 46R to all entities subject to FIN 46R no later than the end of the first reporting period that ends after December 15, 2004 (as of December 31, 2004, for a calendar enterprise). The effective date includes those entities to which FIN 46 had previously been applied. However, prior to the application of FIN 46R, a public entity that is a small business issuer shall apply FIN46 or FIN 46R to those entities that are considered special-purpose entities no later than as of the end of the first reporting period that ends after December 15, 2003(as of December 31, 2003 for the calendar year).

In April 2003, SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS 149) was issued. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB statement No. 133 ("SFAS 133"), " Accounting for Derivative Instruments and Hedging Activities". This statement is effective for contracts entered into or modified after June 30, 2003.

During 2003, SFAS150, "*Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*" ("SFAS 150") was issued. SFAS 150 establishes standards for classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in certain cases). The provisions of SFAS 150 are effective for instruments entered into or modified after May 31,2003 and pre-existing instruments as of July 1, 2003. On October 29, 2003, the FASB voted to indefinitely defer the effective date of SFAS 150 for mandatory redeemable instruments as they relate to minority interests in consolidated finite-lived entities through the issuance of FASB Staff Position 150-3.

In December 2003, a revision of SFAS 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits" was issued, revising disclosures about pension loans and other post retirements benefits plans and requiring additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans.

The Company expects that the adoption of the new statements will not have a significant impact on its financial statements.

Exhibit Index

Exhibit No.	Description
3.1	Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on August 5, 1998./(2)/
3.2	Certificate of Amendment of the Certificate of Incorporation, as filed with the Secretary of State of the State of Delaware on December 11, 1998./(2)/
3.3	Certificate of Amendment of the Certificate of Incorporation, as filed with the Secretary of state of the State of Delaware an October 12, 1999./(3)/
3.4	By-Laws of the Company./(2)/
3.5	Form of Specimen Common Stock Certificate of the Company./(4)/
4.1	1994 Stock Option Plan of the Company. /(1)/
4.2	1998 Stock Option Plan of the Company./(2)/
4.3	1998 U.K. Sub-Plan of the Company, as amended./(2)/
4.4	Amended and Restated Certificate of Designation of Rights Preferences, Privileges and Restrictions of Series A Preferred Stock of ION Networks, Inc. /21/
4.5	2000 Stock Option Plan of the Company./(17)/
4.6	2002 Stock Option Plan of the Company./(19)/
4.7	Form of Warrant Agreement dated July 17, 2001./(13)/
4.8	Form of Warrant Agreement dated January 4, 2002./(13)/
4.9	Form of Non-Qualified Stock Option Agreement dated March 19, 1999 by and between the Company's predecessor, Microframe, Inc. and its consultants./(13)/
4.10	Form of Non-Employee Director Stock Option Contract dated March 10, 1998 between the Company's predecessor, Microframe, Inc. and its non-employee directors./(13)/
4.11	Form of Non-Employee Director Stock Option Contract dated September 17, 1997 by and between the Company's predecessor, Microframe, Inc. and its non-employee directors./(13/)
4.12	Form of Non-Qualified Stock Option Agreement dated September 25, 1996 by and between the Company's predecessor, Microframe, Inc. and its employees./(13)/

Exhibit No.	Description
4.13	Amended and Restated Non-Qualified Stock Option Agreement dated May 19, 1997 by and between the Company's Predecessor, Microframe, Inc. and its employees./(9)/
10.1	Lease Agreement dated February 18, 1999 by and between the Company and Washington Plaza Associates, L.P., as landlord. /(4)/
10.2	Business Park Gross Lease dated May 17, 1999 by and between the Company and Bedford Property Investors, Inc./(4)/
10.3	Agreement dated as of December 19, 1994 by and between LeeMAH DataCom Security Corporation and Siemens Rolm Communications Inc./(4)/
10.4	Equipment Lease Agreements dated June 10, 1999 and May 5, 1999 by and between the Company and Siemens Credit Corporation./(4)/
10.5	Equipment Lease Agreement dated June 17, 1999 by and between the Company and Lucent Technologies./(4)/
10.6	(i) Non-negotiable Promissory Note in the principal amount of $750,000 issued by Stephen B. Gray to the Company./(5)/
	(ii) First Amendment to Promissory Note dated as of August 5, 2000 by and between the Company and Stephen B. Gray./(5)/
10.7	Line of Credit Agreement with United Nations Bank dated September 30, 1999./(5)/
10.8	(i) Separation and Forbearance Agreement made as of October 5, 2000 between the Company and Stephen B. Gray./(7)/
	(ii)Promissory Note in the amount of $163,000 dated October 5, 2000 made by Stephen B. Gray to the Company./(7)/
10.9	Materials and Services Contract dated January 16, 2001, between the Company and SBC Services, Inc./(8)/
10.10	Stock Purchase Agreement dated August 11, 2000 by and between the Company and the parties identified therein./(8)/
10.11	Purchase Agreement by and between the Company and the Selling Shareholders set forth therein dated February 7, 2002./(18)/
10.12	Employment Agreement dated October 4, 2001 between the Company and Kam Saifi./(11)/
10.13	Employment Agreement dated October 17, 2001 between the Company and Cameron Saifi./(12)/
10.14	Sublease Agreement dated April 17, 2002 between the Company and Multipoint Communications, LLC./(14)/

Exhibit No.	Description
10.15	Agreement and General Release dated August 15, 2002 between the Company and Ron Forster./(16)/
10.16	Rescission Agreement dated September 29, 2002 between the Company and David Arbeitel./(16)/
10.17	Separation Agreement and General Release dated October 31, 2002 between the Company and David Arbeitel./(16)/
10.18	Employment Agreement dated May 20, 2002 between the Company and Ted Kaminer./(15)/
10.19	Employment Agreement dated February 25, 2002, between the Company and William Whitney. /21/
10.20	Employment Agreement dated August 15, 2003, between the Company and Norman E. Corn. /22/
10.21	Employment Agreement dated September 15, 2003, between the Company and Patrick E. Delaney. /20/
10.22	Lease Agreement dated July 21, 2003 by and between the Company and 116 Corporate Boulevard, LLC.*
16.1	Letter dated October 31, 2003, from Deloitte and Touche LLP to the Securities and Exchange Commission./(10)/
21.1	List of Subsidiaries./(14)/
31.1	Certification of CEO Pursuant to Section 302 of the Sarbanes Oxley Act of 2002.*
31.2	Certification of CFO Pursuant to Section 302 of the Sarbanes Oxley Act of 2002.*
32.1	Certification of CEO Pursuant to Section 906 of the Sarbanes Oxley Act of 2002.*
32.2	Certification of CFO Pursuant to Section 906 of the Sarbanes Oxley Act of 2002.*

(1) Incorporated by Reference to the Company's Registration Statement on Form S-8 filed on August 15, 1995.
(2) Incorporated by Reference to the Company's Registration Statement on Form S-8 filed on April 22, 1999.
(3) Incorporated by reference to the Company's Registration Statement on Form S-8 filed on March 17, 2000.
(4) Incorporated by reference to the Company's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1999.
(5) Incorporated by reference to the Company's Annual Report on Form 10-KSB filed on June 28, 2000.
(6) Incorporated by Reference to the Company's Current Report on Form 8-K filed on March 12, 1999.
(7) Incorporated by reference to the Company's Quarterly report on Form 10-QSB filed on November 14, 2000
(8) Incorporated by reference to the Company's Annual report on Form 10-KSB filed on June 29, 2001.
(9) Incorporated by reference to the Company's Registration Statement on Form S-8 filed on November 17, 2000.
(10) Incorporated by reference to the Company's Annual report on Form 10-KSB filed on June 29, 2001.
(11) Incorporated by Reference to the Company's Current Report on Form 8-K filed on October 23, 2001.

(12) Incorporated by Reference to the Company's Current Report on Form 8-K filed on October 24, 2001.
(13) Incorporated by reference to the Company's Annual Report on Form 10-KSB for the fiscal year ended March 31, 2002, as filed on July 1, 2002.
(14) Incorporated by reference to the Company's Annual Report on Form 10-KSB/A, Amendment No.2, for the fiscal year ended March 31, 2002, as filed on August 2, 2002.
(15) Incorporated by reference to the Company's Quarterly Report on Form 10-QSB filed on August 14, 2002.
(16) Incorporated by reference to the Company's Quarterly Report on Form 10-QSB filed on November 14, 2002.
(17) Incorporated by Reference to the Company's Registration Statement on Form S-8 filed on January 11, 2002.
(18) Incorporated by Reference to the Company's Registration Statement on Form S-3 filed on March 4, 2002.
(19) Incorporated by Reference to the Company's Definitive Proxy Statement filed on September 16, 2002.
(20) Incorporated by reference to the Company's Quarterly Report on Form 10-QSB filed on November 17, 2003.
(21) Incorporated by reference to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002, as filed on April 15, 2003.
(22) Incorporated by reference to the Company’s Quarterly Report on Form 10QSB filed on September 12, 2003.
* Filed herewith

CERTIFICATIONS

I, Norman E. Corn, certify that:

1. I have reviewed this annual report on Form 10-KSB for ION Networks, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals;
   c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and
   d) Disclosed in this report any changes in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of the annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting: and

5. The small business issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: March 29, 2004

By: /s/ Norman E. Corn
Norman E. Corn, Chief Executive Officer

CERTIFICATIONS

I, Patrick E. Delaney, certify that:

1. I have reviewed this annual report on Form 10-KSB for ION Networks, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals;
    c. Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and
    d. Disclosed in this report any changes in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of the annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting: and

5. The small business issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: March 29, 2004

By: /s/ Patrick E. Delaney
Patrick E. Delaney, Chief Financial Officer

CERTIFICATION PURSUANT TO 18U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION

In connection with the periodic report of ION Networks, Inc. (the "Company") on Form 10-KSB for the year ended December 31, 2003 as filed with the Securities and Exchange Commission (the "Report"), I, Norman E. Corn, Chief Executive Officer of the Company, hereby certify as of the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, that to the best of my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to ION Networks, Inc. and will be retained by ION Networks, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

This Certification has not been, and shall not be deemed, "filed" with the Securities and Exchange Commission.

Date: March 29, 2004

By: /s/ Norman E. Corn
Norman E. Corn
Chief Executive Officer

ION Networks, Inc.

CERTIFICATION PURSUANT
TO 18U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION

In connection with the periodic report of ION Networks, Inc. (the "Company") on Form 10-KSB for the year ended December 31, 2003 as filed with the Securities and Exchange Commission (the "Report"), I, Patrick E. Delaney, Chief Financial Officer of the Company, hereby certify as of the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, that to the best of my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to ION Networks, Inc. and will be retained by ION Networks, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

This Certification has not been, and shall not be deemed, "filed" with the Securities and Exchange Commission.

Date: March 29, 2004

By /s/ Patrick E. Delaney
Patrick Delaney
Chief Financial Officer